      As filed with the Securities and Exchange Commission on May 19, 2000
                                                   Registration No. 333-34612

================================================================================
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                Amendment No. 1
                                       to

                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                 ---------------
                              ENVIRONMAX.COM, INC.
                         (Name of issuer in its charter)
                                 ---------------
          UTAH                         5045                      87-064520
(State of incorporation)   (Primary Standard Industrial      (I.R.S. Employer
                            Classification Code Number)     Identification No.)

                        4190 S. HIGHLAND DRIVE, SUITE 210
                           SALT LAKE CITY, UTAH 84124
                                 (801) 424-0200
    (Address and telephone number of registrant's principal executive offices and principal place of business)
                                 ---------------

                                 ROBERT F. CRAIG
                             CHIEF EXECUTIVE OFFICER
                        4190 S. HIGHLAND DRIVE, SUITE 210
                           SALT LAKE CITY, UTAH 84124
                                 (801) 424-0200
            (Name, Address and telephone number of agent for service)
                                 ---------------
                                   COPIES TO:
                             J. GORDON HANSEN, ESQ.
                            RICHARD D. CLAYTON, ESQ.
                            SCOTT R. CARPENTER, ESQ.
                             PARSONS BEHLE & LATIMER
                        201 SOUTH MAIN STREET, SUITE 1800
                           SALT LAKE CITY, UTAH 84111
                                 (801) 532-1234

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

=================================================================================================
                                 PROPOSED      PROPOSED MAXIMUM   PROPOSED MAXIMUM     AMOUNT
    TITLE OF EACH CLASS       MAXIMUM AMOUNT    OFFERING PRICE        AGGREGATE          OF
    OF SECURITIES TO BE            TO BE         PER SHARE (1)     OFFERING PRICE    REGISTRATION
         REGISTERED             REGISTERED                                              FEE
=================================================================================================
Common Shares, with par          7,000,000           $ 21           $147,000,000      $38,808
value of $.001 per share.         shares
=================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933

                                 ---------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH A DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

[INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.]


                   SUBJECT TO COMPLETION, DATED MAY 19, 2000



PROSPECTUS
                              ENVIRONMAX.COM, INC.
         A MINIMUM OF 3,000,000 SHARES AND A MAXIMUM OF 7,000,000 SHARES
                         ISSUABLE TO THE GENERAL PUBLIC

        This is the initial registered public offering of EnvironMax.com, Inc., and we are offering a minimum of 3,000,000 shares and a maximum of 7,000,000 shares to the general public. All of the common shares offered hereby are being sold by EnvironMax.com, Inc. Prior to this offering there has been no public market for our securities. We will apply to list the common shares for quotation on the American Stock Exchange under the symbol "ENVX."

         THE COMMON SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS," BEGINNING ON PAGE 6.

  NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY
   HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY
                         OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE

    ===============================================================================================
                                 Minimum Offering                  Maximum Offering
    -----------------------------------------------------------------------------------------------
                              Per Share          Total           Per Share        Total
    -----------------------------------------------------------------------------------------------
    Public Offering Price    $17.00           $51,000,000     $17.00            $119,000,000
    -----------------------------------------------------------------------------------------------
    Offering Expenses        $  .17             $500,000        $.07              $500,000
    ===============================================================================================
    Net Proceeds             $16.83           $50,500,000     $16.93            $118,500,000
    ===============================================================================================


The date of this prospectus is          , 2000.

                              [INSIDE FRONT COVER]

                  [Graphics depicting the Company's products.]























        WE INTEND TO DISTRIBUTE TO SHAREHOLDERS ANNUAL REPORTS CONTAINING AUDITED FINANCIAL STATEMENTS EXAMINED BY AN INDEPENDENT PUBLIC ACCOUNTING FIRM AND QUARTERLY REPORTS FOR THE FIRST THREE QUARTERS OF EACH CALENDAR YEAR CONTAINING UNAUDITED FINANCIAL INFORMATION.

        As used in this prospectus, the terms "we," "our," "us,"
"EnvironMax.com," and "the Company" refer to EnvironMax.com, Inc. We have filed trademark and tradename applications for the "EnvironMax.com," and "EnvironMax" names and logos. All other trademarks or tradenames referred to in this prospectus are the property of their respective owners.


                                TABLE OF CONTENTS


        PROSPECTUS SUMMARY.................................................................        1
        RISK FACTORS.......................................................................        6
        SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS..................................       17
        USE OF PROCEEDS....................................................................       18
        DIVIDEND POLICY....................................................................       18
        CAPITALIZATION.....................................................................       18
        DILUTION...........................................................................       19
        SELECTED FINANCIAL DATA............................................................       20
        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
               OPERATIONS..................................................................       22
        RESULTS OF OPERATIONS..............................................................       24

        BUSINESS...........................................................................       27
        LEGAL PROCEEDINGS..................................................................       35
        MANAGEMENT EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES.........................       35

        CERTAIN TRANSACTIONS...............................................................       40

        PRINCIPAL SHAREHOLDERS.............................................................       40
        COMPANY'S PLAN OF DISTRIBUTION.....................................................       42
        DESCRIPTION OF SECURITIES..........................................................       46
        SHARES ELIGIBLE FOR FUTURE SALE....................................................       47
        STOCK TRANSFER AND LISTING.........................................................       48
        LEGAL MATTERS......................................................................       48
        EXPERTS............................................................................       48
        WHERE YOU CAN FIND ADDITIONAL INFORMATION..........................................       49
        INDEX TO FINANCIAL STATEMENTS......................................................      F-1

                                      (i)

                      (This page intentionally left blank.)

                               PROSPECTUS SUMMARY

        You should read this summary information with the entire prospectus and the more detailed information in this prospectus, including the risk factors regarding our company and the common stock being sold in this offering, the financial statements and notes to those statements appearing elsewhere in this prospectus.

                                  OUR BUSINESS

        We provide commercial and governmental enterprises with environmental monitoring and management solutions. Through our parent corporation, Enmax, we have pioneered hazardous material management by supporting, maintaining and upgrading the Hazardous Material Management System, or HMMS, a system used by governmental agencies, such as the Department of Defense, to monitor and track hazardous material and waste. We are using this knowledge and expertise to design, develop, and market the EnvironMax system. Designed to replace HMMS and meet commercial requirements as well, the EnvironMax system uses a combination of computer software, hardware, label printers, bar code scanning devices, and business processes to manage and monitor the procurement, use and disposal of hazardous material and waste.

        The EnvironMax system manages hazardous materials in a manner similar to that used by pharmacies in their management of prescription drugs. The EnvironMax system monitors hazardous materials from their purchase through all stages of dispersal, use and handling by employing serialized bar coded labels and scanning devices. Information is then input and maintained in our database via web-based software which can function both as a stand alone solution, or as an integrated part of an enterprise resource planning system, or ERP. It is from this database that compliance and accounting reports can be generated.

        In addition to our EnvironMax system, we intend to develop other systems to assist in environmental compliance management. These plans include systems that will manage, track, and monitor air emissions and water discharges.


        Together with our parent Enmax, we currently provide environmental management solutions to numerous Department of Defense Depots including Warner-Robins Air Logistics Center, Tobyhanna Army Depot, and the Marine Corps Logistics Base, Albany. We plan to convert these enterprises from HMMS to the EnvironMax system within the next six months. We also plan to market and sell to other enterprises throughout the United States and the world.

                               MARKET OPPORTUNITY

        There are thousands of commercial entities and governmental sites within the United States that are subjected to Environmental Protection Agency reporting criteria. This necessitates an effective solution for tracking the acquisition, production, handling, storage and disposal of environmentally hazardous materials and waste. In 1994, U.S. governmental agencies spent approximately $35 billion on environmental compliance efforts and commercial enterprises spent approximately $ 65 billion as reported by the Congressional Research Service Report of 1997. Although these services are primarily provided internally, there are a few large and medium sized corporations offering such services.


        The Internet has accelerated the introduction of processes for managing information and providing services. It also has changed the way software applications are developed and deployed. In addition, the Internet has accelerated the trend towards distributed software applications. We intend to take advantage of this opportunity by enabling our EnvironMax software to be web-based, Linux and Windows NT operable, and distributed via the Internet.



        Our EnvironMax software can operate separately or as an integrated part of an enterprise wide software solution. With the recent proliferation of companies adopting company-wide enterprise software systems, we plan to participate in this movement by providing a comprehensive suite of totally interoperable tools and solutions for the management of hazardous materials and waste, air emissions and water discharges.


                                  OUR STRATEGY

        Our goal is to become the leading provider of environmental management, tracking and monitoring solutions for commercial and governmental enterprises throughout the world. Key elements of our strategy to achieve this goal include:

        - educating current and potential governmental users of HMMS about the advantages of the EnvironMax system and securing contracts with those users;

        - increasing awareness of our EnvironMax system among domestic and international commercial enterprises and securing contracts with those entities;

        - continuing our research and development efforts and developing applications in the areas of air and water pollution prevention;

        - forming alliances with business to business internet portals, application service providers, or ASP's, and environmental waste management consultants;

        - integrating our products with major company-wide enterprise resource planning, or ERP, systems currently in use and being developed.

                              CORPORATE INFORMATION

        Our corporate parent began maintaining the HMMS system on September 1, 1998. Enmax Corporation maintained and managed the HMMS system hazardous materials and waste management tracking system. Enmax used its experience and knowledge to begin development of the new EnvironMax system, which was designed to take advantage of the Internet as a means for the deployment of a complete hazardous material and waste tracking system. In order to take advantage of the increased opportunities presented by the Internet, EnvironMax.com, Inc. was incorporated in February 2000 to operate as a separate legal entity. We are engaged in the development and marketing of the EnvironMax system, as well as other related products. Our principal executive offices are located at 4190 S. Highland Drive, Suite 210, Salt Lake City, Utah 84124 and our telephone number is (801) 424-0200. Our Internet address is www.environmax.com. Information contained in our web-sites is not part of this prospectus.



                                  THE OFFERING


                                                              Minimum                               Maximum
                                                              -------                               -------
Common Shares offered by EnvironMax.com, Inc............   3,000,000 shares                      7,000,000 shares

Common Shares to be outstanding after this offering.....  16,907,840 shares                     20,907,840 shares

Use of proceeds ........................................  To provide for product development, marketing/sales, infrastructure,
                                                          operations and hiring of personnel.

American Exchange Market Symbol.........................  ENVX


        The outstanding share information is based on our shares outstanding as of April 1, 2000. This information excludes 987,100 common shares issuable upon the exercise of stock options outstanding as of April 1, 2000 with an exercise price of $10 per share.

                             SUMMARY FINANCIAL DATA


        The following table summarizes financial data for our business. The summary of selected financial data set forth below should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus and in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

        For purposes of presenting our financial statements, we have segregated or "carved-out" the operations related to the EnvironMax product from the historical financial statements of Enmax Corporation. Accordingly, our financial statements in this prospectus and the selected financial data present our financial condition and results of operations as if EnvironMax.com, Inc. had existed as a separate legal entity for all periods presented. The carved-out historical results presented are not necessarily indicative of what would have actually occurred had EnvironMax.com, Inc. existed as a separate legal entity and any historical results are not necessarily indicative of results that may be expected for any future period.

        The selected statements of operations data for the period September 1, 1998 (date operations commenced) to December 31, 1998 and for the year ended December 31, 1999 and the selected balance sheet data as of December 31, 1999 are derived from, and are qualified by reference to, the audited financial statements and related notes appearing elsewhere in this prospectus.

                             SUMMARY FINANCIAL DATA
            ENVIRONMAX (AN OPERATING COMPONENT OF ENMAX CORPORATION)

                                            PERIOD SEPTEMBER 1, 1998
                                           (DATE OPERATIONS COMMENCED)         YEAR ENDED
                                             TO DECEMBER 31, 1998 (1)       DECEMBER 31, 1999
                                             -------------------------      -----------------
STATEMENTS OF INCOME DATA:
Total revenues ........................                $  745,980                $2,432,192
Cost of revenues ......................                   452,195                 1,525,630
                                                       ----------                ----------
Gross profit ..........................                   293,785                   906,562
Operating costs and expenses:
    Selling, general and administrative                   259,650                   808,002
    Research and development ..........                         -                    75,417
Interest expense ......................                       856                     4,671
                                                       ----------                ----------
Net income ............................                    33,279                    18,472
Pro forma income tax provision (2) ....                    13,312                     7,389
                                                       ----------                ----------
Pro forma net income ..................                $   19,967                $   11,083
                                                       ==========                ==========


                                                                                        DECEMBER  31, 1999
                                                               ----------------------------------------------------------------
BALANCE SHEET DATA:                                              ACTUAL               PRO FORMA(3)     PRO FORMA AS ADJUSTED(4)
                                                               -----------            -----------      ------------------------
Cash and cash equivalents .........................            $       439            $   101,978            $50,601,978
Total assets ......................................                511,521                161,910             50,661,910
Long-term obligations, including current portion ..                 37,120                 37,120                 37,120
Net investment / shareholders' equity  (5) ........                355,596                124,791             50,624,791


(1) Represents the carved-out portion of the predecessor operations related to the EnvironMax product included within Enmax. Financial information prior to September 1, 1998 is not presented as there were no EnvironMax operations prior to this date. All other operations of Enmax were not related to the EnvironMax operations and were excluded from the carved-out financial information.

(2) Pro forma income tax provision represents the estimated tax provision based on a 40% effective tax rate that we believe would have been incurred had Enmax not been an S corporation for income tax purposes. There are no S corporation distributions as neither the EnvironMax operations nor Enmax were converted to a C corporation.

(3) Pro forma amounts reflect the (i) initial capitalization of 100,000 common shares of EnvironMax.com, Inc. as of February 1, 2000, (ii) the issuance of 97,840 common shares to employees at $0.01 per share on March 7, 2000, (iii) the sale of 10,000 common shares to an outside investor at $10 per share on March 15, 2000, (iv) the contribution of certain net assets from Enmax Corporation for 13,700,000 common shares on March 15, 2000 and (v) the elimination of the net investment and net assets of EnvironMax that are not being contributed to EnvironMax.com, Inc.


(4) Pro forma as adjusted amounts reflect the sale of the 3,000,000 common shares in this offering at an assumed initial public offering price of $17 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.


(5) Net investment as of December 31, 1999 is shown in lieu of shareholders' equity as there is no direct ownership in the carved-out financial statements of EnvironMax. See audited financial statements appearing elsewhere herein.

                                  RISK FACTORS

        An investment in our shares involves a high degree of risk. You should consider carefully the following information about these risks, together with our financial statements and related notes and the other information contained in this prospectus, before you decide to invest in our shares. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In this case, the market price of our common shares could decline, and you may lose all or part of the money you paid to buy our common shares.

OUR OPERATING HISTORY IS LIMITED, SO IT WILL BE DIFFICULT FOR YOU TO EVALUATE AN INVESTMENT IN OUR COMPANY.

        We have only a limited relevant operating history for you to evaluate an investment in our company. Our parent corporation, Enmax Corporation, formed EnvironMax.com, Inc. in early 2000 with a substantially revised business plan from that used by Enmax that will focus on our EnvironMax system. As a new company in a competitive and rapidly evolving industry, we face risks and uncertainties relating to our ability to successfully implement our strategy. You must consider the risks, expenses and uncertainties that a company like ours, operating with an unproven business model, faces in a new and rapidly evolving market such as the market for environmental management, tracking, and monitoring technology. If we cannot address these risks and uncertainties or are unable to execute our strategy, we may not be successful, which would significantly reduce the value of your investment.

WE ARE DEPENDENT UPON ANTICIPATED REVENUE FROM YET TO BE ACQUIRED CONTRACTS WITH GOVERNMENT AND COMMERCIAL CLIENTS.

        Our anticipated revenue includes revenues from yet to be acquired contracts. If we are unable to secure these contracts, our revenues would be lower than anticipated. Because a high percentage of our expenses will be relatively fixed in the short term, if revenue levels fall below expectations, the Company's operating results are likely to be materially adversely affected.

THE FAILURE OF OUR OPERATING RESULTS TO MEET THE EXPECTATIONS OF PUBLIC MARKET ANALYSTS AND INVESTORS MAY NEGATIVELY IMPACT THE VALUE OF OUR SHARES.

        It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. This could cause our stock price to decline. In addition, we plan to increase significantly our operating expenses to expand our sales and marketing, administration, consulting and training, maintenance and technical support and research and development groups. If revenues fall below our expectations for any period and we are unable to quickly reduce our spending in response, our operating results could be lower than expected and our stock price may fall.

WE ARE DEPENDENT UPON THE SUCCESSFUL PERFORMANCE OF OUR ENVIRONMAX SYSTEM AND UPON MAKING MODIFICATIONS THAT ARE NECESSARY TO KEEP UP WITH RAPID TECHNOLOGICAL CHANGE.

        Our EnvironMax system has not yet been tested. It is possible that the EnvironMax system will fail to satisfactorily meet the needs of potential commercial and governmental enterprises. Although we hope to prevent such a scenario through rigorous beta-testing, client input and trouble-shooting, there can be no assurance that we will be able to adequately address all of the hazardous material management concerns which may arise. In addition, the market for hazardous material and waste management software is characterized by rapid technological advancements, changes in customer requirements, frequent new product introductions and enhancements and changing industry standards. The life cycles of our products are difficult to estimate and our current market position could be undermined by rapid technological changes and the introduction of new products and enhancements by new or existing competitors. We currently have a number of new product development efforts underway, including air, water and soil modules along with global positioning system tracking to complement the suite of products already offered.

        The Company's product development efforts are expected to require substantial investment by the Company. There can be no assurance that the Company will have sufficient resources to make the necessary investment or that it will not experience difficulties that could delay or prevent the successful development, introduction or marketing of new products or enhancements.

OUR FAILURE OR INABILITY TO PROTECT OUR INTELLECTUAL PROPERTY COULD SIGNIFICANTLY HARM OUR COMPETITIVE POSITION, AND WE COULD ALSO INCUR SUBSTANTIAL COSTS TO DEFEND CLAIMS THAT WE HAVE VIOLATED THE PROPRIETARY RIGHTS OF OTHERS.

        Protecting our intellectual property is an important factor in maintaining our competitive position in the environmental tracking and management industry. If we do not or are unable to adequately protect our intellectual property, our sales and profitability could be adversely affected. We currently rely upon confidentiality agreements and trade secrets to protect our intellectual property. This generally does not afford the same degree of protection as does copyright, trademark or patent law. Therefore, we plan to seek copyright and trademark registrations as well as apply for several U.S. and international patents for various aspects of our proprietary technology. However, we cannot assure you that these protections will be granted. If we are unable to obtain proper copyright, trademark, and patent protection we might be unable to protect our proprietary rights. Even if we are successful in obtaining copyright, trademark, and patent protection, we cannot be certain that our means of protecting our proprietary rights in the United States or abroad will be adequate and competitors may independently develop similar or better technologies. Our failure to protect our proprietary rights would have a material adverse effect upon our ability to successfully compete in this market.

        Despite our efforts to protect our proprietary rights and technologies, unauthorized parties may attempt to copy aspects of our products or to obtain and use trade secrets or other information or technology that we regard as proprietary. Legal proceedings to enforce our intellectual property rights could be burdensome, time consuming and expensive, and there may be a high degree of uncertainty as to the outcome. Such legal proceedings may also divert management's attention from growing our business. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. If we do not, or are unable to enforce and protect our intellectual property, our business may suffer substantial harm.

WE MAY NOT BE ABLE TO MEET ENVIRONMENTAL STANDARDS SET BY VARIOUS STATES OR FOREIGN COUNTRIES

        Although our system has been designed to assist commercial and governmental enterprises in meeting the standards set by the Environmental Protection Agency and the 14 states in which Enmax is now doing business, we have not verified the compliance of EnvironMax with the remaining 36 states or any foreign country. Failure of our product to facilitate compliance with the environmental requirements of a state or a foreign country may inhibit our business in that state or country and negatively affect our ability to obtain new customers, expand our business and generate projected revenues.

OUR CONTRACTUAL LIMITATIONS ON LIABILITY AND DISCLAIMERS MAY NOT SUFFICIENTLY PROTECT US AGAINST POSSIBLE CLAIMS

        Our clients may be subject to liability for environmental damage. Although our contracts will contain language designed to limit and disclaim liability for violations by our customers of environmental regulations, this language may not shield us from liability. If we are made a party to a suit for violations of environmental regulations by a customer, such a suit could be costly to defend and could have a negative impact upon our name and brand. This would have a materially adverse effect upon our ability to generate revenues as projected.

WE MUST ACHIEVE RAPID MARKET PENETRATION OF OUR PRODUCT IN ORDER TO COMPETE SUCCESSFULLY.

        Because the hazardous material, waste and other environmental management markets are new and emerging, companies that are early in providing products and solutions for these markets will have an advantage in building awareness and consumer loyalty. Therefore, in order for us to successfully market our products on a wide-scale basis, we must achieve rapid market penetration. For example, if we are unable to demonstrate the viability of our products through rapid growth:

        - we will be unable to achieve economies of scale;

        - we will be less able to negotiate favorable terms with customers and other partners; and

        - customers will be less likely to devote resources to purchasing and implementing our products if they are not seen as an industry standard. We may lack the economic and managerial resources necessary to promote this growth. Also, the fact that we rely almost entirely on the success of a principal product affects our ability to penetrate diversified markets. In addition, while we believe our process of web-enabled software results in superior products, it requires time and resources that may delay new product releases and upgrades. These delays could affect our ability to take advantage of market opportunities on a timely basis.

OUR BRAND MAY NOT ACHIEVE THE BROAD RECOGNITION NECESSARY TO SUCCEED.

        We believe that broad recognition and a favorable audience perception of the EnvironMax brand will be essential to our success. If our brand does not achieve broad recognition as the leading provider of hazardous material and waste management solutions for governmental agencies and commercial businesses, our success will be limited. We intend to build brand recognition through substantial advertising and public relations efforts. We expect to significantly increase our expenses relating to the building of our brand awareness in future periods as we build the EnvironMax brand and awareness of our products and services, but may lack the resources necessary to accomplish these initiatives. Even if the resources are available, we cannot be certain that our brand enhancement strategy will deliver the brand recognition and favorable perception that we seek. If our strategy is unsuccessful, these expenses may never be recovered and we may be unable to increase revenues. Even if we achieve greater brand recognition, competitors with greater resources or a more recognizable brand could reduce our market share of the emerging hazardous material and waste management market.

OUR STRATEGY TO PROVIDE SOLUTIONS FOR HAZARDOUS MATERIAL AND WASTE MANAGEMENT AND TRACKING DEPENDS UPON OUR ABILITY TO SUCCESSFULLY INTRODUCE PRODUCTS TAILORED FOR THAT BUSINESS.

        For our strategy of providing hazardous material and waste management and tracking solutions for customers to be successful, we must provide products that meet the needs of those customers and their business. We are developing our web-enabled product, EnvironMax for this purpose. This new product, which is our primary environmental material and waste management product, may not be adopted by potential customers for any number of reasons, including lack of customer awareness of our company and our product, malfunction of the products and failure to meet needs of hazardous material and waste producers. If our products are not successful, we will fail to execute our strategy.

THE ENVIRONMENTAL HAZARDOUS MATERIAL AND WASTE MANAGEMENT INDUSTRY IS INTENSELY COMPETITIVE AND WE MAY BE UNABLE TO COMPETE EFFECTIVELY WITH PROVIDERS OF SOLUTIONS FOR PRODUCERS OF HAZARDOUS MATERIALS

        We face direct competition in the area of software for hazardous waste management from TRW, Inc., Science Application International Corporation, Radian International, LLC and numerous other waste management software companies. Many of these competitors are large, well-established companies with significantly greater financial resources, more extensive marketing and distribution capabilities, larger development staffs and more widely recognized brands and products. We also compete for service revenue with a number of companies that provide technical support and other professional services to users of various hazardous material management systems, including some original equipment manufacturers with which we have agreements. Many of these companies have larger and more experienced service organizations than we do.

OUR SUCCESS DEPENDS ON OUR ABILITY TO SUCCESSFULLY MANAGE GROWTH.

        In order to execute our business plan, we must grow significantly. We have 38 employees and we anticipate that the number of our employees will increase in the foreseeable future. Our planned growth entails risk. If we do not expand our operations in an efficient manner, our expenses could grow disproportionately to revenues or our revenues could decline or grow more slowly than expected, either of which could negatively affect the value of your investment. Our current and anticipated future growth, combined with the requirements we will face as a public company, will place a significant strain on our management, systems and resources. Our key personnel have limited experience managing this type of growth. We also need to improve our financial and managerial controls and reporting systems and procedures and to continue to expand and maintain close coordination among our technical, accounting, finance and sales and marketing organizations. If we do not succeed in these efforts, our revenues and the value of your investment will fall.

IF WE DO NOT SUCCESSFULLY IMPLEMENT OUR INTERNATIONAL EXPANSION, OUR BUSINESS MAY NOT GROW AS ANTICIPATED AND SUBSTANTIAL RESOURCES MAY BE DRAINED.

        A key component of our growth strategy is to establish our presence in foreign markets. It will be costly to establish international facilities and operations, promote our brand internationally, and develop localized products and support. Revenue from international activities may not offset the expense of establishing and maintaining these foreign operations. In addition, we may not be successful in marketing and distributing our products because we have little experience in these markets. Some of the factors that may impact our ability to initiate and maintain successful operations in foreign markets include:

-    hiring and successful supervision of employees in foreign jurisdictions;

-    language, technical and cultural differences;

- varying laws, including intellectual property protection and enforcement laws;

- differences in reliability of telecommunications infrastructure and Internet access;

- export controls that may prevent us from shipping our products into and from some markets;

-    restrictions against repatriation of earnings from our foreign operations;

- unexpected changes in trading policies, regulatory requirements and exchange rates; and

-    general political and economic trends.

        If we are unable to profitably operate in foreign markets, our business may not grow as anticipated, substantial resources could be drained and our stock price could suffer.

WE MAY SUFFER FROM THE RESULTS OF SOFTWARE ERRORS OR DEFECTS.

        Software programs frequently contain errors or defects, especially when first introduced or when new versions are released. We could lose revenue as a result of errors or defects in our software products. We cannot assure you that errors will not be found in new products or releases. While we test our products prior to release, the fact that some of the components of our software products used are developed by independent parties over whom we exercise no supervision or control makes it particularly difficult to identify and remedy operational errors or defects. Any errors could result in loss of revenue, or delay in market introduction or acceptance, diversion of development resources, downtime for customers, damage to our reputation and increased service costs.

DUE TO COMPETITIVE LABOR MARKETS, WE MAY NOT BE ABLE TO RECRUIT AND RETAIN SUFFICIENT QUALIFIED PROFESSIONALS NECESSARY FOR OUR GROWTH.

        In order to grow as we anticipate, we must hire significant numbers of professionals to develop and market our products and provide technical support, education and training and other services to our customers. Competition for qualified professionals in the software industry is intense, and we may be unable to recruit and retain sufficient professionals to manage our anticipated growth.

OUR MANAGEMENT TEAM LACKS EXPERIENCE IN SOME AREAS, IS NOT COMPLETE, AND HAS SEVERAL NEW MEMBERS.

        Our business is highly dependent on our ability to acquire necessary members of our management team and on our management team's ability to work together effectively. Several members of our management lack significant experience with an "internet" company or a public company. This may hinder our ability to compete in this competitive arena. Some members of our management have not previously worked together as a team and have had only limited experience managing a rapidly growing company on either a public or private basis. If we fail to find qualified individuals to serve in management positions, or if our management team fails to work together effectively, this could offset efficient decision-making, product development, sales and marketing efforts and the management of our financial and other resources, which would negatively impact our operating results.

LOSS OF ANY OF OUR KEY MANAGEMENT PERSONNEL COULD NEGATIVELY IMPACT OUR
BUSINESS.

        The loss or departure of any of our officers or key employees could harm our ability to implement our business plan and could lower our revenues. Our future success depends to a significant extent on the continued service and coordination of our management team, particularly Robert F. Craig, our Chief Executive Officer. Mr. Craig is the only member of our management team for whom we maintain key person insurance.

DEVELOPMENT OF AIR AND WATER SYSTEMS

        In addition to the management and tracking of hazardous materials, we plan to develop and introduce products designed for the management and tracking of water discharge and air emissions. We have very little experience in these fields. This lack of experience could result in a failure to adequately compete in these fields which could negatively effect our strategic plan and operating results as a whole.

WE MAY NOT BE ABLE TO OBTAIN ADDITIONAL FINANCING NECESSARY TO EXECUTE OUR BUSINESS STRATEGY.

        We may need to raise additional funds to support more rapid expansion, respond to competitive pressures, acquire complementary businesses or technologies or respond to other unanticipated events. We cannot assure you that additional funding will be available to us in amounts or on terms acceptable to us. If sufficient funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of acquisition opportunities, develop or enhance our services or products, or otherwise respond to competitive pressures would be significantly limited.

IF WE FAIL TO MANAGE TECHNOLOGICAL CHANGE EFFECTIVELY, DEMAND FOR OUR PRODUCTS AND SERVICES WILL SUFFER.

        The market for hazardous waste management solutions is in an early stage of development and is characterized by rapidly changing technology, evolving industry standards, frequent new service and product introductions and changes in customer demands. Our future success will depend to a substantial degree on our ability to continue to offer products and services that incorporate leading technology and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. You should be aware that:

        - our technology or systems may become obsolete upon the introduction of alternative technologies;

        - the technological life cycles of our products have been historically short and are difficult to accurately estimate;

        - we may not have sufficient resources to develop or acquire new technologies or to introduce new services capable of competing with future technologies or service offerings; and

        - the price of the products and services we provide may decline as rapidly as, or more rapidly than, the cost of any competitive alternatives.

        We may not be able to respond effectively to the technological requirements of the changing market for hazardous waste management solutions. To the extent we determine that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of those technologies and equipment are likely to continue to require significant capital investment by us. We may not have sufficient capital for this purpose in the future, and even if it is available, investments in new technologies may not be profitable or may not result in commercially viable technological processes. If we do not develop and introduce new products and services and achieve market acceptance in a timely manner, demand for our products and services will drop and our business will suffer.

CHANGES IN ENVIRONMENTAL RULES AND REGULATIONS COULD ADVERSELY AFFECT OUR ABILITY TO PROVIDE AN ADEQUATE HAZARDOUS MATERIAL MANAGEMENT SOLUTION

        Our product provides hazardous material and waste management and tracking solutions to those producing and handling hazardous material and waste which enables those enterprises to comply with the rules and regulations promulgated by the Environmental Protection Agency and other U.S. Government Agencies. Changes in these regulations could have a material adverse effect upon us. The success of our current and future products depends upon our ability to adapt to changes in the environmental rules and regulations.

THERE ARE RISKS RELATED TO GOVERNMENT CONTRACTS

        We believe that the success and development of our business will continue in the next few years to be impacted by our ability to participate in government contract programs. Accordingly, our financial performance may be directly affected by changes in government contracting policies. Among the factors that could materially adversely affect our government contracting business are budgetary constraints and the adoption of new laws or regulations. Most government contracts are subject to modification or termination in the event of changes in funding, and our contractual costs and revenues are subject to adjustments as a result of audits by government auditors. In addition, all government contracts require compliance with various contract provisions and procurement regulations and in certain cases, accounting requirements. Violations of these regulations could result in the termination of a contract, imposition of fines, and suspension or debarment from competing for or receiving awards of additional government contracts. Our exclusion from federal procurements, the termination of any of our significant government contracts or the imposition of such penalties could materially and adversely affect our success.

THE CONTINUED STATUS OF ENMAX AS A SMALL DISADVANTAGED BUSINESS IN THE PROCUREMENT OF CERTAIN GOVERNMENT CONTRACTS MAY BE IMPORTANT

        Since 1995 our parent company, Enmax, has participated in the section 8(a) "Small Disadvantaged Business Program" administered by the U.S. Government Small Business Administration. The 8(a) Program affords eligible firms with advantages in competing for government contracts. EnvironMax.com, through Enmax, has been awarded an "HMMS Sustainment" contract with the Department of Defense pursuant to Enmax's participation in the 8(a) Small Disadvantage Business Program, which is expected to generate approximately $1.5 million of revenue to us.

        We plan to continue to work with Enmax through government approved "teaming arrangements" to continue to service these contracts and in the procurement of future contracts. The Small Business Administration has been advised of the formation of EnvironMax.com, Inc., and the plans of Enmax to use the EnvironMax system and EnvironMax.com, Inc. employees and resources. If the SBA denies the continued status of Enmax as a Small Disadvantaged Business and we are not able to make sales pursuant to these contracts, there could be an adverse effect on our anticipated revenue from these contracts.

THE GROWTH OF OUR BUSINESS WILL BE DIMINISHED IF WEB-BASED SOFTWARE IS NOT ACCEPTED AS A MEDIUM FOR COMMERCE AND BUSINESS NETWORKING APPLICATIONS.

        EnvironMax is a web-based software application which runs on LINUX based and Windows NT capable operating systems through which our customers and potential customers can execute the functions of our software over the Internet. If the Internet is not accepted as a medium for networking applications, demand for our products and services will be diminished. A number of factors may inhibit Internet usage, including:

    -   inadequate network infrastructure;

    -   lack of knowledge and training on Internet use and benefits;

    -   consumer concerns for Internet privacy and security;

    -   lack of availability of cost-effective, high-speed service;

    -   changes in government regulation relating to the Internet; and

    -   Internet taxation.

        If Internet usage grows, the infrastructure may not continue to support the demands placed on it by that growth and its performance and reliability may decline. Web sites have experienced interruptions as a result of delays or outages throughout the Internet infrastructure. If these interruptions continue business may no longer see the Internet as an effective forum on which to conduct business and Internet usage may decline.

A DISRUPTION OR MALFUNCTION THAT DISABLES OUR COMPUTER SYSTEMS COULD HARM OUR ABILITY TO PERFORM OUR SERVICES AND NEGATIVELY AFFECT OUR BRAND.

        The continuing and uninterrupted performance of our computer systems is critical to our success. Our customers who access our services through the Internet may become dissatisfied by any systems disruption or failure that interrupts our ability to provide our services and content to them. Substantial or repeated system disruptions or failures would reduce our ability to provide adequate customer service and undermine our reputation in the business community. We intend to house our communications hardware and database servers in various locations throughout the U.S. This creates exposure for us to various natural disasters as well as other events including, power loss, telecommunications failures, break-ins and similar events which could negatively affect the operation of our systems.

        Computer viruses, electronic break-ins, computer hackers or other similar disruptive problems could also harm our systems. Any of these occurrences and any resulting dissatisfaction among our customers and members of the business community could negatively affect the EnvironMax brand and image. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems. We do not presently have a formal disaster recovery plan.

A SINGLE SHAREHOLDER WILL BE ABLE TO EXERT SIGNIFICANT CONTROL OVER ENVIRONMAX.COM, INC.

        After this offering, Robert F. Craig will have indirect ownership of approximately 60 percent of our outstanding common shares. As a result, Mr. Craig will be able to determine the outcome of actions that require shareholder approval. For example, Mr. Craig could elect all of our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and control changes in management.

FUTURE SALES OF OUR COMMON SHARES AFTER THIS OFFERING MAY NEGATIVELY AFFECT OUR STOCK PRICE.

        The market price of our common shares could decline as a result of sales of a large number of our common shares in the market following the offering, or the perception that such sales could occur. Following this offering, we will have a large number of common shares outstanding and available for resale beginning at various points in time in the future. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. In addition to the shares being registered under this registration statement, an additional 13,810,000 shares are subject to Rule 144 of the Securities and Exchange act of 1933. Under Rule 144, these shares will not be available for sale on the open market until one year following the effective date of this registration statement unless an additional registration statement becomes effective subsequent to the effective date of this registration statement.

Additionally, 100,540 shares of stock, in the form of stock options or employee held stock will be available for sale 90 days subsequent to the effective date of this registration statement under rule 701 of the act.

THERE HAS BEEN NO PRIOR MARKET FOR OUR COMMON SHARES AND THEIR MARKET PRICE MAY EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS. SUCH VOLATILITY COULD RESULT IN CLAIMS AGAINST US.

        Prior to this offering, investors could not buy or sell our common shares in the public markets. An active public market for our common shares may not develop or be sustained after the offering. The market price of our common shares may decline below the initial public offering price after this offering. We will unilaterally set the minimum bid price in the initial public offering for the shares. This initial price may not be indicative of prices that will prevail in the trading market. Fluctuations in market price and volume are particularly common among securities of Internet-related and other technology companies. The market price of our common shares may fluctuate significantly in response to the following factors:

    -   variations in quarterly operating results;

    - changes in market valuations of Internet-related and other technology companies;

    - our competitors' announcements of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

    -   failure to complete significant advertising and merchandise sales;

    -   additions or departures of key personnel;

    -   future sales of common shares; and

    -   changes in financial estimates by securities analysts.

        In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their outstanding securities. Although recent changes in securities law impose limits upon such suits, we may be the target of litigation which could result in substantial costs and divert management's attention and resources.

THIS OFFERING IS SELF UNDERWRITTEN AND OUR PLAN OF DISTRIBUTION DIFFERS FROM TRADITIONAL PLANS


        We plan to use a "Dutch Auction" as the primary method of distributing our shares. We will solicit offers to purchase from prospective investors through the internet as well as by traditional means. The auction is open for purposes of receiving offers to purchase following the posting of the final prospectus on our website, which is located at www.environmaxipo.com. This method of distribution has the inherent risk that we will not sell the desired amount of securities or receive the desired price for those securities. If this were to occur, we would likely postpone or cancel the offering which could materially affect any future attempts to sell our shares in a public offering.


THE DISTRIBUTION OF OUR SHARES THROUGH A DUTCH AUCTION, WITHOUT AN UNDERWRITER, COULD RESULT IN A POOR AFTER MARKET FOR OUR SHARES

        Because we are not using a traditional underwriter for this offering, there may be a greater risk that our common shares will not receive adequate support from securities firms in the after market, through market-making and other activities. If this should occur, the market price for our common shares may decline.

WE MAY SPEND THE NET PROCEEDS OF THIS OFFERING IN WAYS WITH WHICH YOU MAY NOT AGREE.

        The net proceeds of this offering are not allocated for specific uses. Our management will have broad discretion to spend the net proceeds of this offering in ways with which investors may not agree. The failure of our management to apply these funds effectively could result in unfavorable returns, which could cause the price of our common shares to decline.

YOU WILL INCUR SUBSTANTIAL AND IMMEDIATE DILUTION.


        You will incur substantial and immediate dilution in the proforma net tangible book value of $14.01 per share, assuming an initial public offering price of $17.00 per share. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of common shares then outstanding. To the extent that currently outstanding options are exercised or converted, there will be further dilution in your shares. See "Dilution."


        SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "might," "could," "will," "should," "expect," "plan," "intend," "forecast," "anticipate," "believe," "estimate," "predict," "foreseeable," "potential," "continue" or the negative of these terms or other comparable terminology. The forward-looking statements contained in this prospectus involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include, among others, those listed under "Risk Factors" and elsewhere in this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements.

                                 USE OF PROCEEDS

        We estimate that we will receive net proceeds of $50,500,000 from the sale of the 3 million common shares offered if the minimum amount of shares in this offering are sold to $118,500,000 for the sale of the 7 million common shares offered as the maximum amount of shares in this offering; in both instances assuming an initial public offering price of $17.00 per share, and after deducting estimated offering expenses. We intend to use the net proceeds of this offering for general corporate purposes, including sales and marketing activities, product development and support, operations, infrastructure and hiring of additional personnel. We have not determined the amount of net proceeds to be used specifically for each of the foregoing purposes.

        The cost, timing and amount of funds we need cannot be precisely determined at this time and will be based on numerous factors. Accordingly, our management will have broad discretion to spend flexibly in applying the net proceeds of this offering. Pending their use, we intend to invest the net proceeds of this offering in interest-bearing securities.

                                 DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings for the expansion and operation of our business.

                                 CAPITALIZATION

The following table sets forth our capitalization as of December 31, 1999:

-    On an actual basis for the predecessor operators of EnvironMax

- On a pro forma basis to reflect (i) the initial capitalization of 100,000 common shares of EnvironMax.com, Inc. as of February 1, 2000, (ii) the issuance of 97,840 common shares to employees at $0.01 per share on March 7, 2000, (iii) the sale of 10,000 common shares to an outside investor at $10 per share on March 15, 2000, (iv) the contribution of certain net assets from Enmax Corporation for 13,700,000 common shares on March 15, 2000 and (v) the elimination of the net investment and net assets of EnvironMax that are not being contributed to EnvironMax.com, Inc.


- On a pro forma as adjusted basis to reflect (i) the pro forma adjustments and (ii) the sale of 3,000,000 shares of common stock by us in this offering at an assumed actual public offering price of $17.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

                                                                         As of December 31, 1999
                                                      ---------------------------------------------------------
                                                                                                     Pro forma
                                                                              Pro forma             as adjusted
                                                        Actual               (unaudited)            (unaudited)
                                                      -----------            -----------            -----------
Capital lease obligations, current portion            $     7,720            $     7,720            $     7,720
Capital lease obligations,
        long term portion                                  29,400                 29,400                 29,400

Shareholders' Equity:
        Net investment                                    355,596
        Preferred shares, 20,000,000
              shares authorized,
              $0.001 par value, none
              outstanding
        Common shares, 100,000,000
              shares authorized,
               $0.001 par value,
               13,907,840 shares
               outstanding (pro forma),
               16,907,840 shares
               outstanding (pro forma
               as adjusted),                                                      13,908                 16,908

        Additional paid-in capital                                               110,883             50,607,833
        Retained earnings
                                                      -----------            -----------            -----------
        Total shareholders' equity                        355,596                124,791             50,624,791
                                                      -----------            -----------            -----------
        Total capitalization                          $   392,716            $   161,911            $50,661,911
                                                      ===========            ===========            ===========


                                    DILUTION

        Our pro forma net tangible book value as of December 31, 1999 was approximately $125,000, or $0.01 per outstanding common share. Pro forma net tangible book value per share is determined by dividing the amount of our pro forma tangible assets less total liabilities by the pro forma number of common shares outstanding at that date. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of common shares in this offering and the adjusted pro forma net tangible book value per share of common shares immediately after the completion of this offering.


        After giving effect to the issuance and sale of the common shares offered by us at an assumed initial public offering price of $17.00 per share and after deducting the estimated offering expenses payable by us, and the application of the estimated net proceeds from this offering, our adjusted pro forma net tangible book value as of December 31, 1999 would have been $50.6 million or $2.99 per share. This represents an immediate increase in pro forma net tangible book value to our existing shareholders of $2.98 per share and an immediate dilution to purchasers in this offering of $14.01 per share. If the initial public offering price is higher or lower, the dilution to purchasers in this offering will be greater or less, respectively.


        The following table illustrates this per share dilution:


Assumed initial public offering price per share                                            $17.00
        Pro forma net tangible book value per share
           at December 31, 1999,                                           $ 0.01
        Increase in pro forma net tangible book value per share
           attributable to this offering                                     2.98
                                                                           ------
Pro forma as adjusted net tangible book value per share
      after this offering                                                                  $ 2.99
                                                                                           ------
Dilution per share to new investors                                                        $14.01
                                                                                           ======


        The following table summarizes, on a pro forma basis as of December 31, 1999, the differences between the number of common shares purchased from us, the aggregate effective cash consideration paid to us and the average price per share paid by existing shareholders, new investors purchasing common shares in this offering and common shares issued for consulting services related to this offering. The calculation below is based on an assumed initial public offering price of $17 per share, before deducting estimated offering expenses payable by us:


                                 Shares Purchased                 Total Consideration
                           ----------------------------       ----------------------------      Average Price
                             Number           Percent           Amount           Percent          Per Share
                           -----------      -----------       -----------      -----------       -----------
Existing shareholders       13,907,840             83.4%      $   101,978               .2%      $      0.01
New investors                3,000,000             17.6%       51,000,000             99.8%            17.00
Consulting shares              169,078              1.0%               --               --                --
                           -----------      -----------       -----------      -----------       -----------
        Total               16,907,840              100%      $51,101,978            100 %
                           ===========      ===========       ===========      ===========


        This discussion and table assumes no exercise of any stock options outstanding as of December 31, 1999. As of April 1, 2000, there were options outstanding to purchase a total of 987,100 common shares with a weighted average exercise price of $10.00 per share. To the extent that any of these options are exercised, there will be further dilution to new investors. Please see "Capitalization."

                             SELECTED FINANCIAL DATA

        The tables that follow present portions of our financial statements and are not complete. You should read the selected financial data set forth below in conjunction with our financial statements and the related notes included elsewhere in this prospectus and in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The selected statements of income data for the period September 1, 1998 (date operations commenced) to December 31, 1998 and for the year ended December 31, 1999 and the selected balance sheet data as of December 31, 1999 are derived from, and are qualified by reference to, the audited financial statements and related notes appearing elsewhere in this prospectus.

        We began operations effective September 1, 1998 as a component of Enmax Corporation ("Enmax"). Enmax is a certified small disadvantaged and minority-owned 8(a) business, providing information technology solutions to the government and commercial enterprises as well as prime contracts and subcontractors who provide high-tech systems and services to the government. Effective September 1, 1998 (date operations commenced), Enmax was awarded a $1.7 million contract from a United States government agency to provide maintenance and technical support on a hazardous material management system ("HMMS") software program utilized by various government sites. The operations relating to the HMMS contract represented a separate operating component of EnvironMax. In 1999, EnvironMax obtained two additional contracts totaling $1.5 million to provide additional HMMS support services to the various government locations utilizing the HMMS software.


                             SUMMARY FINANCIAL DATA
            ENVIRONMAX (AN OPERATING COMPONENT OF ENMAX CORPORATION)

                                            PERIOD SEPTEMBER 1, 1998
                                           (DATE OPERATIONS COMMENCED)         YEAR ENDED
                                             TO DECEMBER 31, 1998(1)        DECEMBER 31, 1999
                                            -------------------------       -----------------
STATEMENTS OF INCOME DATA:
Total revenues ........................                $  745,980                $2,432,192
Cost of revenues ......................                   452,195                 1,525,630
                                                       ----------                ----------
Gross profit ..........................                   293,785                   906,562
Operating costs and expenses:
  Selling, general and administrative..                   259,650                   808,002
  Research and development ............                         -                    75,417
Interest expense ......................                       856                     4,671
                                                       ----------                ----------
Net income ............................                    33,279                    18,472
Pro forma income tax provision(2) .....                    13,312                     7,389
                                                       ----------                ----------
Pro forma net income ..................                $   19,967                $   11,083
                                                       ==========                ==========

                                                                          DECEMBER  31, 1999
                                                       ---------------------------------------------------------
BALANCE SHEET DATA:                                      ACTUAL        PRO FORMA(3)     PRO FORMA AS ADJUSTED(4)
                                                       -----------     -----------      ------------------------
Cash and cash equivalents .........................    $       439     $   101,978            $50,601,978
Total assets ......................................        511,521         161,910             50,661,910
Long-term obligations, including current portion ..         37,120          37,120                 37,120
Net investment / shareholders' equity(5) ..........        355,596         124,791             50,624,791

(1) Represents the carved-out portion of the predecessor operations related to the EnvironMax product included within Enmax. Financial information prior to September 1, 1998 is not presented as there were no EnvironMax operations prior to this date. All other operations of Enmax were not related to the EnvironMax operations and were excluded from the carved-out financial information.

(2) Pro forma income tax provision represents the estimated tax provision based on a 40% effective tax rate that we believe would have been incurred had Enmax not been an S corporation for income tax purposes. There are no S corporation distributions as neither the EnvironMax operations nor Enmax were converted to a C corporation.

(3) Pro forma amounts reflect the (i) initial capitalization of 100,000 common shares of EnvironMax.com, Inc. as of February 1, 2000, (ii) the issuance of 97,840 common shares to employees at $0.01 per share on March 7, 2000, (iii) the sale of 10,000 common shares to an outside investor at $10 per share on March 15, 2000, (iv) the contribution of certain net assets from Enmax Corporation for 13,700,000 common shares on March 15, 2000 and (v) the elimination of the net investment and net assets of EnvironMax that are not being contributed to EnvironMax.com, Inc.


(4) Pro forma as adjusted amounts reflect the sale of the 3,000,000 common shares in this offering at an assumed initial public offering price of $17 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.


(5) Net investment as of December 31, 1999 is shown in lieu of shareholders' equity as there is no direct ownership in the carved-out financial statements of EnvironMax. See audited financial statements appearing elsewhere herein.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with our Financial Statements and Notes thereto, included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

        We develop and market environmental management, monitoring and tracking solutions designed to assist commercial and governmental enterprises comply with environmental regulations. Our initial product, EnvironMax, uses a combination of computer software, label printers, bar code scanning devices and business processes to manage and track hazardous materials from purchase through issue and use, up through disposal. The EnvironMax system reduces purchase and disposal expenditures, decreases personnel exposure, and helps eliminate such environmental abuses as improper disposal.

        Central to the EnvironMax system is the EnvironMax software. This software is web-enabled which facilitates distribution and operation as well as provides connectivity for the flow of information to and from databases. We believe that web-enabled technologies are the optimal solution for hazardous material and waste management software and that our EnvironMax product, with its web-enabled application, provides a universal solution for environmental control and reporting problems encountered by enterprises worldwide. In addition, the EnvironMax software can function both as a stand-alone solution, or as an integrated part of an enterprise wide ERP software package.

HISTORICAL BACKGROUND

        Enmax, our corporate parent, and its personnel developed, maintained, serviced, and supported the Hazardous Material Management System (HMMS) for the Department of Defense. Enmax obtained 8(a) status as a Small Disadvantaged Business, which has facilitated its ability to compete in the bidding for government contracts with the Department of Defense. Over the past few years, Enmax has continued to develop and improve upon the HMMS software. We have used this background and experience to develop the EnvironMax system. We believe it to be superior to the HMMS system in areas such as ease of use, cost efficiency and technological advancement. In February 2000, EnvironMax.com, Inc. was incorporated by Enmax, following which, Enmax transferred capital, technologies, contracts and personnel to us. The transferred technology has been further developed into the current EnvironMax product. For purposes of presenting our financial statements, we have segregated the operations related to the EnvironMax product from the historical financial statements of Enmax Corporation. Accordingly, our consolidated financial statements in this prospectus and the following discussion present our financial condition and results of operations as if EnvironMax.com, Inc. had existed as a separate legal entity for all periods presented.

        Historically, Enmax derived a substantial part of its revenues from the support and maintenance of the HMMS products under government contracts. We expect that for the foreseeable future the overwhelming majority of our revenues will be derived from the EnvironMax system, and its associated training, customer support, and consulting services.

        We market our systems primarily in North America but plan to expand into the international marketplace. We have had no revenues to date from customers outside the United States.

        We began to incur research and development costs in 1999 and have invested heavily in the expansion of our sales, marketing and professional services organizations to support our long-term growth strategy. As a result of research and development investments, we anticipate that our operating expenses will increase substantially for the foreseeable future as we increase the number of people and programs in sales and marketing, product development and professional services. Accordingly, we expect to incur net losses in the first year of operation.

        Revenues for EnvironMax have been comprised of maintenance and technical support of the HMMS software.

        Cost of revenues primarily consist of our costs for maintaining and providing technical support for the HMMS software and is largely labor costs.

        Research and development expenses consist of payroll and related costs for software engineers, technical writers, quality assurance and research and development management personnel and the costs of materials used by these employees in the development of new or enhanced product offerings. Also included in research and development are the costs associated with supporting consultants.

        General and administrative expenses are composed of professional fees, salaries and related costs for accounting, administrative, finance, human resources, information systems and legal personnel as well as costs associated with implementing and expanding our internal information and management reporting systems.

        We plan to significantly increase our expenditures for sales and marketing, research and development and general and administrative expenses in fiscal 2000.

                              RESULTS OF OPERATIONS

        The following table sets forth certain statement of operations data as the percentage of total revenues for the periods indicated attributable to what would be the EnvironMax product:

RESULTS OF OPERATIONS

        The following table sets forth for the periods indicated certain carved out financial data as a percentage of revenues:

                                        Period September 1, 1998
                                      (Date Operations Commenced)            Year ended
                                          to December 31, 1998            December 31, 1999
                                          -----------------               -----------------
Revenues                                          100.0%                         100.0%
Cost of revenues                                   60.6                           62.7
                                                  -----                          -----
  Gross Profit                                     39.4                           37.3
Selling, general and
administrative expenses                            34.8                           33.2
Research and development                            0.0                            3.1
                                                  -----                          -----
  Operating income                                  4.6                            1.0
Interest expense                                    0.1                           0.2
                                                  -----                          -----
  Income before income tax                          4.5                            0.8
    expense
Pro forma income tax  expense
                                                    1.8                            0.3
                                                  -----                          -----
  Pro forma net income                              2.7%                           0.5%
                                                  =====                          =====

        For the purposes of presenting our financial statements, we have segregated or "carved-out" the operations relating to the HMMS and EnvironMax products from the historical financial statements of Enmax. Accordingly, the results of operations, and related analyses are presented as if EnvironMax.com, Inc. has existed as a separate legal entity for all the information presented. The carved out historical information results are not necessarily indicative of what would have actually occurred had EnvironMax.com, Inc. existed as a separate legal entity and any historical results are not necessarily indicative of the results that may come from future operations.

PERIOD SEPTEMBER 1, 1998 (DATE OPERATIONS COMMENCED) TO DECEMBER 31, 1998 AND YEAR ENDED DECEMBER 31, 1999

        Revenues - Our revenues were $746,000 for the period September 1, 1998 to December 31, 1998 and $2.4 million for the year ended December 31, 1999. From the date we started operations, we have generated revenues from our maintenance contracts with the United States government. The increase in revenues for the year ended December 31, 1999 as compared to the period September 1, 1998 to December 1998 was due to the significant government contract only being in place for four months in 1998 compared to a full year in 1999, as well as an increase in the number of government contract awards received in 1999.

        Cost of Revenues - Our cost of revenues was $452,000 for the period September 1, 1998 to December 31, 1998 and $1.5 million for the year ended December 31, 1999, representing a $1.1 million or 237% increase. As a percentage of revenues, cost of revenues was 60.6% in 1998 and 62.7% in 1999. The increase in the cost of revenues percentage from 1998 to 1999 primarily resulted from an increase in labor rates incurred under the contracts.

        Selling, General and Administrative - Selling, general and administrative expenses were $260,000 for the period September 1, 1998 to December 31, 1998 and $808,000 for the year ended December 31, 1999, representing an increase of $548,000, or 211.2%, from 1998 to 1999. Selling, general, and administrative expenses represented 34.8% of our total revenues in 1998 and 33.2% of our total revenues in 1999. The increase in amounts expended from 1998 to 1999 was due to the increased revenues and increased depreciation expense in 1999 due to purchases of furniture and equipment. The decrease in selling, general, and administrative expenses as a percentage of revenues from 1998 to 1999 was a result of a higher revenue base without a corresponding dollar-for-dollar increase in certain fixed costs.

        Research and Development - Research and development expenses were $75,000 in 1999 and represent the costs incurred in the development of the EnvironMax system and its web-based business-to-business application.

        Interest Expense - Interest expense consists of interest expense on capital lease obligations. The leases were executed in late 1998 resulting in lower interest expense as compared to 1999.

        Pro Forma Income Taxes - Pro forma income taxes are based on a 40% effective tax rate that we believe would have been incurred had Enmax not been an S corporation.

        Liquidity and Capital Resources - Since our establishment, we have funded our operations primarily through revenues generated from our contracts with the United States government. As of December 31, 1999, we had working capital of $321,000. Net cash used in operating activities was $341,000 in 1998 and net cash provided by operations was $74,000 in 1999. Cash used in operating activities was primarily attributed to the increase in trade receivables of $436,000 in 1998 and the cash provided by operations in 1999 was primarily attributable to net income of $18,000 coupled with changes in working capital. Cash provided by financing activities in 1998 was $341,000 and was a result of working capital funding by Enmax to fund the EnvironMax operations. Cash used in financing activities in 1999 was $74,000 and was a result of capital expenditures of $29,000 and positive working capital generated in 1999 that was absorbed into Enmax's centralized cash management system.

        Our purchase of capital property and equipment under capital leases totaled $44,000 in 1998, and our purchase of capital property and equipment totaled $29,000 in 1999. We anticipate that we will experience an increase in our capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure, and personnel.

        We currently lease two facilities related to our primary operations that are both classified as operating leases. Our Layton, Utah lease is $4,017 per month and expires in October 2001. Our Clearfield, Utah lease is $1,209 per month and expires in June 2000.

        We have not undertaken any other financing activities.

        As of April 4, we believe that our current cash on hand together with the proceeds from this offering will be sufficient to meet our capital expenditures and working capital requirements for at least one year. However, in the case that we need to raise additional funds to support more rapid expansion, respond to competitive pressures, acquire complementary businesses or technologies, or respond to unanticipated requirements, we cannot assure you that additional funding will be available to us in amounts or on terms acceptable to us. If sufficient funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of acquisition opportunities, develop or enhance our services or products, or otherwise respond to competitive pressures would be significantly limited.

RECENT ACCOUNTING PRONOUNCEMENTS

        In June 1997, the Financial Accounting Standards Boards, or FASB, issued Statement of Financial Accounting Standard, or SFAS, No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components. The only component of comprehensive income to us is net income.

        In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which established accounting and reporting standards for derivative instrument and hedging activities. Generally, it requires that an entity recognize all derivatives as either an asset or liability and measure those instruments at fair value, as well as identify the conditions for which a derivative may be specifically designed as a hedge. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. We do not currently engage or plan to engage in any derivative or hedging activities. The adoption of SFAS No. 133 is not expected to have an material impact on our operating results.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

        Our products and services are primarily developed in the United States. We currently do not have an international marketing presence, but anticipate expansion into the international market in the near future. As a result, our financial results could be affected by changes in foreign currency exchange rates or weak economic conditions in foreign markets. Because all of our revenues are currently denominated in U.S. dollars, a strengthening of the dollar could make our EnvironMax products less competitive in foreign markets.

                                    BUSINESS

OVERVIEW

        We design, develop and market environmental management, monitoring and tracking solutions. Our recent efforts have concentrated on the development, deployment and management of the EnvironMax system. Our EnvironMax system is a software and hardware system which promotes compliance with governmental regulations by providing cradle-to-grave tracking and management of hazardous material. The software component of our EnvironMax product is designed to be web-enabled, stand-alone or enterprise-wide ERP solution.

        In addition to our EnvironMax system, we expect to develop other environmental tracking, reporting, monitoring and management solutions. These include systems that will manage, track, and monitor air emissions and water discharge.

INDUSTRY BACKGROUND

        Hazardous Waste Management -- Based upon state environmental services records, we believe there are tens of thousands of commercial and governmental entities in the United States alone with mandated EPA reporting criteria. We believe this represents only 10% of the potential worldwide market place. The Department of Defense alone has several thousand sites with hazardous waste problems. Other Federal agencies have similar problems. In addition, many foreign countries and companies wishing to do business with the United States and with companies within the U.S. must comply with stringent environmental compliance regulations. Based on information provided in the 1997 Congressional Research Service Report, we estimate the international market for management, abatement, and tracking tools is approximately $2 Trillion per year.

        The Internet -- The Internet has emerged as the fastest growing global communications medium, enabling millions to connect to a world-wide network to conduct business and share information electronically. The Internet has also enabled and accelerated a trend towards distributed software applications. With a distributed application, instead of installing and running software on an individual desktop, end users can access the application from remote locations using the Internet. The Internet makes the physical location of a software application or service irrelevant to the end user. Rather than individually installing programs on a number of PCs, businesses can use the Internet to allow end users to access a single server maintaining the software. As a result of this trend, application service providers, or ASPs, have emerged. An ASP is a service provider that centrally hosts services and software applications and leases them to companies. These companies can access these applications for a fee through the Internet, rather than buying and installing the programs, thus reducing the costs associated with hosting the software locally. Nonetheless, operating under previous computing models, many companies have already invested tremendous amounts of capital in their existing legacy computer systems and applications. Therefore, new software applications must be developed to allow seamless integration between existing legacy systems and applications being offered by ASPs over the Internet.

THE ENVIRONMAX SYSTEM SOLUTION

        We provide effective, efficient and complete solutions for environmental management and tracking in order to assure compliance with environmental rules and regulations. The EnvironMax system facilitates such compliance and reduces expenditures by tracking and reporting the procurement, use, and disposal of hazardous materials and waste.

        Business Focus -- With its HMMS system, our parent corporation Enmax pioneered hazardous waste management solutions by supporting, maintaining and upgrading a system that manages and tracks hazardous material and waste. This product has been, and currently is, in use at several major Department of Defense depots. The EnvironMax system will replace the HMMS program, incorporating a programming language that enables it to be superior to the HMMS. Furthermore, the EnvironMax software uses web-enabling technologies that can gather, track, manage, and distribute information on a global basis.

        Effective Distribution Channel -- We plan to provide products and services to commercial and governmental enterprises that manage hazardous material and waste, air emissions and water discharge. Our software will be distributed directly to the users via the Internet, which will enable us to customize the software and products specifically to the needs of the user. The user will use our web-enabled software to access databases that we host. Periodic reports will be generated either locally or from our facilities. Little or no training would be involved that is not included on the distributed software itself. The distribution of our software will require that we maintain several servers throughout the country, and eventually throughout the world. This will be expensive and may present obstacles that could affect our ability to distribute the software. We will distribute the EnvironMax hardware, such as the bar code scanners and label printers, directly to our customers.

        Comprehensive Product Offerings -- We believe that our EnvironMax technology is the de facto standard for hazardous material and waste management and tracking solutions. EnvironMax should serve as a foundation upon which we will build multiple products that perform different tasks. Each product has specific components that can be modified to meet specific customer requirements. Our business experience will enable us to provide scaleable business enhancements to the EnvironMax suite of products.

        Complementary Value-added Services -- In order for our customers to implement our product offerings, we will provide a wide range of valuable complementary services. We believe that our service offerings will provide significant benefits for hazardous material and waste management. These service offerings include:

    -   Technical Support

              Our technical support will provide assistance during installation and operation of the EnvironMax software;

    -   Consulting and Custom Development

              Our consultants have extensive technological and environmental compliance specific business knowledge, which allows us to assist our customers in implementing EnvironMax solutions;

    -   Hardware Optimization and Certification

              Our consultants can optimize the EnvironMax software for a specific hardware platform and provide a rigorous testing and certification process; and

    -   Documentation

              We will provide consistent and up-to-date documentation on the EnvironMax system.

OUR STRATEGY

        Our goal is to become the leading provider of environmental tracking and monitoring solutions for commercial and governmental enterprises throughout the world. Key elements of our strategy to achieve our goal include:

        Providing the EnvironMax system to users and producers of hazardous material and wastes--We seek to design a focused hazardous material management and tracking system that simplifies and facilitates the effective management, tracking and reporting of hazardous material from procurement through disposal and provide this solution to users and producers of hazardous material and wastes.

        We plan to continue servicing governmental contracts entered into with the Department of Defense and expand to other government departments that have hazardous materials management and tracking requirements.

        We also plan to market the EnvironMax product to commercial enterprises that have a need for an effective management and tracking tool for hazardous materials. We believe that we will be able to effectively do this by leveraging our experience and by offering a web-enabled software and enterprise solution that features comprehensive tracking and reporting functions for all stages of hazardous material and waste management.

        Remaining Committed to Research and Development--We are committed to continuing our research and development efforts to enhance our products to be efficient and effective platforms for delivering hazardous material and waste management and tracking solutions. Our primary focus will be to continue to improve upon and implement the first fully web-enabled hazardous materials management, tracking, and reporting system, a fully integrated web-enabled database management system and a web-enabled project management system.

        Expanding our Product Line--We plan to continue our marketing and development efforts by expanding into other areas of environmental management. In addition to the EnvironMax product, we plan to develop and market integrated environmental monitoring, tracking and reporting solutions for water discharge and air emissions.

        Expanding Our International Presence--We plan to take advantage of what we believe will be high international demand for EnvironMax solutions. We plan to penetrate the international market by recruiting partners to help distribute our brand and products. Local partners will also enable us to customize our products to meet local language and regulatory requirements. As our international penetration continues, we plan to expand our support resources to meet time zone and language requirements.

PRODUCTS

        The EnvironMax system is a tool specifically designed to meet the complex needs of hazardous waste management and tracking. The EnvironMax system utilizes Oracle-based, web-enabled software, dedicated databases, portable bar code scanners, serialized label printers, and business processes to efficiently manage and monitor hazardous materials. The EnvironMax system has been specifically designed to enable compliance with the rules and regulations promulgated by the Environmental Protection Agency. Similar to the approach used by pharmacies in their management of prescription drugs, our EnvironMax product monitors and tracks hazardous material and waste through all stages of use, such as:

             Pre-Acquisition--Through the EnvironMax system, hazardous material requests are sent to those responsible for authorizing the procurement. Such requests can be automatically sent to multiple workgroups. For example, requests for authorization may be directed towards fire, environmental, and safety personnel. Once the material is authorized the order can be placed.

             Storage--Upon arrival, material is entered into the system as new inventory and transferred to a hazardous material distribution supply center where it can be assigned a location, shelf, or bin. The EnvironMax system associates the hazardous material with that location.

             Disbursement--As the materials are received and broken down into job-specific quantities, each container is assigned a unique serial number and bar code that is linked with its original parent container. As the materials are distributed, they are weighed and scanned against the employee's number so that the material location can be tracked as well as the amount used. The EnvironMax software ensures that the employee using the material has the proper training and equipment and that the material is being used in an approved location.

             Reuse and Waste--When an employee has completed a job, remaining materials are again weighed, scanned, and placed back into inventory or are disposed of. Material that becomes waste is tied to a waste container. The label on each waste container specifies its waste, profile which correlates with its disposal instructions.

        Central to the EnvironMax system is the EnvironMax software. The EnvironMax software effectively tracks the hazardous materials and waste. It is web-enabled, which allows it to effectively operate with an array of networks and operating systems. This also allows us to offer efficient and direct distribution over the Internet. Through the Internet we are also able to offer online customer support and instant updates of our products.

        The EnvironMax software is Linux based, Windows NT compatible and web-enabled. It has been designed to be interoperable with multiple platforms to enable our customers to make efficient use of their existing systems in collaboration with the EnvironMax software. Many businesses have replaced or are replacing their older legacy software systems with new integrated enterprise systems. The EnvironMax software has been designed to be completely integrated as an ERP solution that will be compatible with most industrial IT systems currently in use.

        In addition to the current EnvironMax system, we intend to expand the EnvironMax technology into other areas requiring environmental waste monitoring and tracking systems. We are developing pollution prevention products to assist in regulatory compliance by managing, tracking, and monitoring air emissions and water discharge.

SERVICES

        In connection with our EnvironMax system we provide consulting and support services that facilitate the ease and use of our products. We employ both permanently deployed "Tiger Teams" as well as Help Desk support to assist our customers at their locations as well as on the phone or via the web. We employ proprietary tools and processes in supporting our customers on a nation-wide basis and are preparing to expand to a global support mission.

        Help Desk - Direct, dial-in 1-800 type support is available twenty-four hours a day, seven days a week. Our trouble desk positions are staffed with trained and proficient technicians, who are backed by the developers responsible for the products in use.

        Tiger Teams - Presently, three support teams or "Tiger Teams" are deployed geographically across the US, with the intent of providing short notice response to technical issues that cannot be resolved on the phone. Additionally, each of our operational locations receives periodic visits from qualified technicians who can help to resolve any lingering issues, and quantify customer concerns for the developers.

        Embedded Help Files - This support is coupled with help files included in the products themselves. We utilize user-friendly help files, including over 200 embedded instructional videos in EnvironMax. These systems have been and will continue to be as forward thinking in the area of self help as technology and instructional theory will allow. This three-tier support structure has been in place for several years and provides an effective vehicle for insuring immediate response to customer concerns and issues and will be implemented worldwide.

GENERATION OF REVENUE

        We anticipate generating revenue from contracts with commercial and governmental enterprises for the use of our EnvironMax system. Our initial revenue will be obtained through the continued servicing of the HMMS system under our contracts with the Department of Defense. Upon implementation of the EnvironMax system, revenues will be generated primarily through the sales of our EnvironMax system to commercial and governmental enterprises. Each customers will obtain a limited license to use the EnvironMax software and hardware for a specific fee. Customization may require additional compensation. In addition, each customer will pay a separate maintenance and support fee.

CUSTOMERS

        EnvironMax customers include a number of major Department of Defense installations and depots such as:



             -    Warner-Robins Air Logistics Center, Macon, GA;

             -    Tobyhanna Army Depot, Allentown, PA;

             -    Cherry Point Naval Aviation Depot, Cherry Point, NC; and

             -    Marine Corps Logistic Base, Albany, GA.

        In addition to the Department of Defense sites, the NASA Dryden Flight Research Center at Edwards Air Force Base is also a user. Currently, the EnvironMax product is contracted through the Federal Systems Integration and Management (FEDSIM) organization under the U.S. Government General Services Administration (GSA). EnvironMax.com is in the process of conducting discussions to add a number of new sites under the U.S. Naval Supply command. We also anticipate the addition of a number of new U.S. Navy facilities.

STRATEGIC TECHNOLOGY ALLIANCES

        We are working to establish partnering agreements with several of the leading providers of Enterprise Resource Planning (ERP) systems such as Oracle, SAP and Peoplesoft. We are also working to establish alliances with leading technical consulting firms such as AEEC, Andersen Consulting and Radian International, LLC. We anticipate that such technical alliances will produce benefits to all parties. We also are exploring teaming relationships with network specialists Cisco Systems, Exodus as well as other Application Services Providers. The objectives are to provide high quality integrated products characterized by reliable operations at competitive pricing structures.

SALES, MARKETING AND DISTRIBUTION

        Our marketing strategy is to capitalize on the increasing emphasis placed on pollution prevention, which is driven by federal and local government regulatory and enforcement agencies, non-government organizations such as Greenpeace and the Sierra Club, and the general public. Companies that comply with regulations can avoid costly fines, liability for personal injury and environmental remediation cleanup. In recent years, many companies have become pro-active in their pollution prevention efforts.

        EnvironMax.com plans to target its commercial marketing efforts towards those companies who are on the EPA's lists of principal environmental regulations violators as well as violator lists collected by environmental organizations. Based on lists provided by some state environmental agencies, we estimate that there are in excess of 100,000 companies throughout the United States that could benefit from the implementation of EnvironMax.

        Marketing plans include a campaign to establish brand name recognition. We intend to accomplish this through multi-media advertising, trade-shows and other traditional means.

        In addition, we intend to obtain customers through the use of our strategic alliances, particularly with environmental consultants, enterprise software systems providers, and Application Service Providers. We also plan to use, sponsor and conduct cyberseminars.

COMPETITION

        The market for hazardous waste management solutions is evolving rapidly and is intensely competitive, characterized by frequently changing technology and changing standards. We expect competition to increase both from existing competitors and new market entrants. We face direct competition in the area of hazardous material management software. We also face competition from more traditional non-software solutions to waste management.

        In the commercial marketplace there are several providers of solutions. Companies currently offering hazardous material management solutions for commercial enterprises include TRW, Inc., Science Application International Corporation, Radian International, LLC and many others. Many of these competitors are large, well-established companies with significantly greater financial resources, more extensive marketing and distribution capabilities, larger development staffs and more widely recognized brands and products. We believe that our systems surpass existing technology. However, we expect competition to increase both from existing competitors and new market entrants.

SOFTWARE ENGINEERING AND DEVELOPMENT

        We have invested and will continue to invest in the development of innovative new product features and technologies in response to the evolving market for hazardous waste management software solutions and input from key customers. We seek to deliver consistently strong EnvironMax products targeted at specific usage as opposed to the more traditional one-size-fits-all hazardous material management. One of our key strategies has been to offer a scaleable approach, so that our products can be used by organizations of all sizes. This is accomplished through web-enabled software, which enables multiple users throughout the world to connect to our databases.

INTELLECTUAL PROPERTY

        Our ability to protect our software, business processes and other proprietary technology is important to our success. To accomplish this, we rely primarily on trade secrets. We require that our employees and consultants sign confidentiality and nondisclosure agreements. We generally regulate access to and distribution of our documentation and other proprietary information. The web-enabling technologies used to develop the EnvironMax product have been obtained under a license from Enmax, which allows us to use specific web-enabling technologies in the design of our EnvironMax product.

        We also plan to seek trademark and copyright registration as well as apply for U.S. and foreign patents. Despite our efforts to protect our proprietary technology through trade secrets and possible patent, trademark, tradename, and copyright applications and/or registrations, unauthorized third parties may attempt to infringe or misappropriate our rights. We cannot be certain that we will be able to prevent the infringement of our intellectual property or its unauthorized use in the future. The laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.

        We do not believe that our products infringe on the rights of third parties. However, our products are comprised of many distinct software components, some of which are developed by independent parties, and therefore third parties may assert infringement claims against us which may result in costly litigation or require us to obtain a license to third-party intellectual rights. There can be no assurance that such licenses will be available on reasonable terms or at all, which could have a negative effect on our business, operating results and financial condition.

EMPLOYEES

        As of April 1, 2000, we had a total of 38 employees. Of the total employees, (14) were in software engineering, (2) in sales and marketing, (6) in customer service and technical support, (5) in operations, (4) in finance and administration and (7) assigned to development. Our employees are not represented by any labor union and are not subject to a collective bargaining agreement, and we have never experienced a work stoppage. We believe our relations with our employees are good.

        We have entered into a group benefit agreement with Workforce Solutions Inc. (WSI). While this has proven to be an advantageous resource, as we grow, it may become more economical for us to internalize our benefit packages and employee management. Until that time, we intend to use WSI as our group benefit provider.

FACILITIES

        Our business headquarters are located in Salt Lake City, Utah. At this location, our parent corporation, Enmax, has delivered IT services throughout the mountain west and across the United States. We currently have a lease with Associated Western Universities, Inc. for approximately 8591 square feet of office space currently housing our Salt Lake City office. The current rent is $6,369 per month. This 2 year lease expires in November 2000.

        A majority of our operational activities take place in Layton, Utah. In October 1998 we entered into a lease with PEKA Properties for 5,124 square feet. The term of this lease is three years and will expire in October 2001. The rent under this lease is $4,107 per month. A substantial portion of the equipment used at this site is also leased on a month by month basis.

        We also have an office space lease in Clearfield, Utah for approximately 1100 square feet of office space for a monthly cost of $1,209.40, expiring in June 2000.

                                LEGAL PROCEEDINGS

        We are not a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

        The following table presents information regarding our executive officers, directors and key employees as of March 1, 2000:

             NAME              AGE                   POSITION
 ----------------------        ----  -----------------------------------------
 Robert F. Craig                52   Chief Executive Officer, Director
 Fred Nichols                   51   President and General Manager, Director
 Dean Hutchings                 38   Chief Financial Officer
 George D. Torian, Jr.          50   Vice President, Sales and Marketing
 Ron DeMass                     32   Vice President, Systems
 Judi Bergslien                 48   Vice President, Support
 Genowefa Z. Craig              48   Director
 Charles M. Meredith            69   Director
 Lynn B. Barney                 52   Director

        Robert F. Craig, Chief Executive Officer, Chairman -- Mr. Craig serves as our Chief Executive Officer and as Chairman of our Board of Directors. Mr. Craig also has served as Chairman of the Board, President and Chief Executive Officer of ENMAX Corporation since its incorporation in 1994. He formed ENMAX initially in 1989, five years prior to its incorporation. From 1970 to 1984 Mr. Craig held various responsible positions with IBM, initially in engineering and then in marketing and sales. In 1999, the U.S. Small Business Administration named Mr. Craig as the 8(a) Contractor of the Year. He earned his Master of Business Administration degree in 1970 from Western Michigan University.

        Fred Nichols, President, General Manager and Director -- Mr. Nichols serves as our President and General Manager. Prior to joining EnvironMax.com, Inc. Mr. Nichols served as Vice President of Operations & Marketing for Enmax Corporation from February 1998 to February 2000. Prior to that date, Mr. Nichols was with NCI Information Systems, Inc from 1992 until 1998, as the Field Office Director, Director of Operations, and Program Manager.

Prior to NCI, Mr. Nichols served in the U.S. Army from 1971 until 1992, in which much of his experience involved the Program Management and/or Project Management for telecommunications and software engineering projects. Mr. Nichols has an MS in Systems Management from the University of Southern California, a BS in Business Management from Southwest Missouri State University, and has completed many additional courses in Program Management, Telecommunications Systems/Management, and Software Development.

        Dean Hutchings, Chief Financial Officer - Mr. Hutchings joined us in March 2000 as our Chief Financial Officer. Mr. Hutchings has most recently been with Novell as Marketing Controller from 1998 to March 2000. Prior to that, Mr. Hutchings was the Chief Financial Officer for Ion Laser Technology, Inc. from 1993 until 1998, a Senior Accountant for Deloitte and Touche LLP from 1988 until 1993, and an Accounting Systems Consultant for PCS Business Solutions from 1986 to 1988. Mr. Hutchings has a BA in Business Administration from California State University, Fullerton and is a CPA.

        George D. Torian, Jr., Vice President, Marketing and Sales - Prior to joining us, Mr. Torian has worked for IBM since 1973. His position at IBM include: Sales Representative, Sales School Manager, Account Manager, Senior Regional Marketing Representative, and Channel Account Manager. Most recently, Mr. Torian served as a Strategic Alliance Manager responsible for developing and implementing IBM's worldwide strategy for leveraging strategic alliances to create marketing opportunities and grow IBM's Global Service revenue. Mr. Torian earned a B.S. in Business Administration from Morgan State University in 1973.

        Ron DeMass, Vice President, Systems - Mr. DeMass serves as our Vice President of Systems. Most recently Mr. DeMass has served as Director and Program Manager for the Hazardous Material Management System project for Enmax Corporation from September 1998 to February 2000. Prior to that, Mr. DeMass was a Systems Analyst Principle for NCI Information Systems, Inc. (April 1991 - August 1998), a Programmer/Analyst for West Coast Information Systems, Inc. (June 1989 - March 1991), and a Programmer for Alta Health Strategies (July 1988
- June 1989). Mr. DeMass has a BS in Computer Science from Westminster College of Salt Lake City, and an AAS in Computer Information Systems from Salt Lake Community College.

        Judi Bergslien, Vice President, Support - Ms. Bergslien has been our Vice President of Support since our inception in February 2000. Prior to this Ms. Bergslien served as Director of Contracts for Enmax Corporation since August 1998. Prior to that, Ms. Bergslien was with NCI Information Systems, Inc. as the Acting Director/Utah Regional Office (February 1998 - September 1998), Principal Systems Analyst (July 1995 - September 1998), and a Senior Systems Analyst (January 1991 - July 1995). Ms. Bergslien has a BS in General Management and Accounting from Purdue University.

        Genowefa Z. Craig, Director - Ms. Craig has been the Office Administrator and is Secretary/Treasurer to the Board for Enmax Corporation since April 1994. Prior to that, Ms. Craig was the Office Manager for CC&Q Holdings, Inc. from March 1991 until April 1994. Ms.

Craig has an AA in Business Administration from Tallahassee Community College. Genowefa Craig is the spouse of Mr. Robert F. Craig.

        Charles M. Meredith, Director - Mr. Meredith has been the Executive Vice President of Enmax Corporation since 1995 where he directs all areas of the Enmax corporate business activities, including performance activities for all existing contracts and business development. Prior to that, Mr. Meredith was President of The Meredith Group from 1982 until 1995. Mr. Meredith has a BS in Electrical Engineering from the University of Southern California.

        Lynn B. Barney, Director - Mr. Barney has been the principal of Siena Investments since January 2000. Prior to that, Mr. Barney was a Director of Strategic Planning for Alta Technology Corporation from 1998 to 1999. Prior to that Mr. Barney was Director and CEO with Ion Laser Technology, Inc. from 1987 until 1998. He also was the Founder, President and CEO of Cottonwood Security Bank from 1978 until 1987. Mr. Barney has a BA in Management from the University of Utah and an MBA from the University of Utah.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

        We do not currently have a compensation committee, however our bylaws do empower the board of directors to create one or more committees and appoint members of the board of directors to serve on them. Our Chairman and Chief Executive Officer participated in board deliberations regarding the compensation of all executive officers including himself.

COMPOSITION OF THE BOARD

        We currently have five directors. Directors are elected by the shareholders at each annual meeting of shareholders to serve until the next annual meeting or until a director's earlier death, resignation, or removal.

        There are currently no voting agreements by and among our directors.

DIRECTOR COMPENSATION

        Our directors do not receive cash compensation for their services as directors, although members are reimbursed for expenses in connection with attendance at board and compensation meetings. Some Directors, who also are employees have received stock options under the 2000 Equity Incentive Plan.

EMPLOYMENT AGREEMENTS

        We currently have entered into employment agreements with Dean Hutchings and George D. Torian. Under the terms of his agreement, in exchange for a base salary of $115,000 per year and options to acquire 30,000 of our common shares, Mr. Hutchings is serving in the capacity of Chief Financial Officer and shall work exclusively for EnvironMax.com, Inc. for a period of two years. Mr. Torian, who will join us on May 1, 2000, is to serve as our Vice President of Marketing for a two year term in consideration of his receiving a base yearly salary of $125,000 and options to purchase 50,000 of our common shares. Both Mr. Hutchings and Mr. Torian have entered into covenants not to compete for a period of one year following the termination of employment. Other than the contracts with Mr. Hutchings and Mr. Torian, we have not entered into employment agreements with any of our executive officers.

EXECUTIVE COMPENSATION

        The following table presents annualized compensation information for the calendar year 2000, paid or accrued by our Chief Executive Officer and each of our other executive officers whose salary and bonus for calendar year 2000 will be more than $100,000. Because EnvironMax was not incorporated until early 2000, none of such officers has worked for more than a few months.


                                                            SUMMARY COMPENSATION TABLE
     -------------------------------------------------------------------------------------------------------------------------------
                                                                               LONG TERM COMPENSATION
                                      ANNUALIZED                          AWARDS                             PAYOUTS
                                     COMPENSATION
                 (A)                (B)       (C)       (D)          (E)           (F)            (G)          (H)          (I)
     NAME AND PRINCIPAL POSITION                                                RESTRICTED    SECURITIES
                                                                    OTHER         STOCK       UNDERLYING       LTIP      ALL OTHER
                                            SALARY     BONUS    COMPENSATION     AWARD(S)    OPTIONS/SARS    PAYOUTS    COMPENSATION
                                    YEAR      ($)       ($)          ($)           ($)            (#)          ($)          ($)
     ROBERT F. CRAIG,
         CHIEF EXECUTIVE OFFICER    2000    250,000                                             210,500
     FRED NICHOLS,  PRESIDENT
         GENERAL MANAGER            2000     95,000                                              50,000
     DEAN HUTCHINGS
         CHIEF FINANCIAL OFFICER    2000    115,000                                              30,000
     RON DEMASS
        VICE PRESIDENT, SYSTEMS     2000     95,000                                              50,000

OPTION GRANTS IN LAST YEAR

        The following table presents the grants of stock options under our 2000 Equity Incentive Plan during fiscal 2000 to each of our executive officers named in the Summary Compensation Table.

        All option grants under the 2000 Equity Incentive Plan are either "incentive stock options" (as defined in the Internal Revenue Code) or nonqualified stock options. Options generally expire on the earlier of the 10 year anniversary of the grant or upon the termination of the optionee's employment. The exercise price of each option that has been granted is equal to the fair market value of the optioned securities on the date of grant, as required by the incentive stock option rules. Nonqualified stock options may be granted for less than fair market value, but not less than 85% of the stock's fair market value on the date of the grant.

        To date we have not granted any stock options other than those issued under the 2000 Equity Incentive Plan in which we granted to our employees incentive stock options to purchase a total of 987,100 common shares. Potential realizable values are computed by:

        - Multiplying the number of common shares subject to a given option by the exercise price per share,

        - Assuming that the aggregate option exercise price derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the entire 10 year term of the option, and

        - Subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock price appreciation are required by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of future common stock prices.


                                                  Individual Grants
                      ---------------------------------------------------------------------------
                                           Percent of
                          Number of           Total                                               Potential Realizable Value At
                         Securities          Options         Exercise                             Assumed Annual Rates of Stock
                         Underlying        Granted to       Price Per                             Price Appreciation for Option
                           Options        Employees in        Share       Expiration                          Term
                           Granted         Fiscal Year      ($/share)        Date         ------------------------------------------
        Name                                                                                 0%               5%              10%
------------------------------------------------------------------------------------------------------------------------------------
Robert F. Craig          (1)410,500           41.6%          10.00        20-Mar-10          0            $2,581,612    $ 6,542,313
Fred Nichols                 50,000            5.1%          10.00        21-Mar-10          0               314,447        796,871
Dean Hutchings               30,000            3.0%          10.00        22-Mar-10          0               188,668        478,123
Ron DeMass               (2) 80,000            8.1%          10.00        24-Mar-10          0               503,116      1,274,994

    (1) Includes 200,000 shares granted to his spouse beneficially owned by Mr. Craig.
    (2) Includes 30,000 shares granted to his spouse and beneficially owned by Mr. DeMass.

        The following table presents the number of shares of common stock subject to vested and unvested stock options held at April 1, 2000 by each of our executive officers named in the Summary Compensation Table. Also, presented are values of "in-the-money" options, which represent the positive difference between the exercise price of each outstanding stock option and the assumed initial public offering price of $17.00 per share.

                                 Number of Shares
                              Underlying Unexercised                Value of Unexercised
                                    Options at                      In-the-Money Options
                                   April 1, 2000                      at April 1, 2000
                             -------------------------           --------------------------
         Name                Vested           Unvested           Vested            Unvested
-------------------------------------------------------------------------------------------
Robert F. Craig                 0            410,500                0           $2,873,500
Fred Nichols                    0             50,000                0              350,000
Dean Hutchings                  0             30,000                0              210,000
Ron DeMass                      0             80,000                0              560,000

    (1) Includes 200,000 shares granted to his spouse beneficially owned by Mr. Craig.
    (2) Includes 30,000 shares granted to his spouse and beneficially owned by Mr. DeMass.

2000 EQUITY INCENTIVE PLAN

        The 2000 Equity Incentive Plan was adopted by the board of directors on March 15, 2000. The plan became effective upon its adoption by the board. 2,210,000 common shares were authorized for issuance under the 2000 Equity Incentive Plan. Under the 2000 Equity Incentive Plan eligible individuals in our employ or service (including officers, non-employee board members and consultants) could be granted options to purchase common shares. The 2000 Equity Incentive Plan is administered by our board of directors. The exercise price for the options may be paid in cash or in common shares valued at fair market value on the exercise date. Each option assumed by any successor corporation will be adjusted to apply to the number and class of securities which would have been issuable to the option holder had the option been exercised immediately prior to the merger or asset sale. Following such merger or asset sale, appropriate adjustments will also be made to the number and class of securities available for issuance under the 2000 Equity Incentive Plan and the exercise price payable per share under each outstanding option, provided the aggregate exercise price payable for such securities shall remain the same. The board may amend or modify the 2000 Equity Incentive Plan at any time, subject to any required shareholder approval. The 2000 Equity Incentive Plan will terminate no later than March 1, 2010.

                              CERTAIN TRANSACTIONS

RELATIONSHIP WITH ENMAX CORPORATION

        EnvironMax.com, is an affiliate corporation of Enmax Corporation. In February 2000, EnvironMax.com, Inc. was incorporated and in March 2000 Enmax transferred technologies constituting the EnvironMax system to EnvironMax.com. We will continue to rely upon Enmax for the securing of certain government contracts and performing those contracts in "teaming arrangements" with Enmax.

        Robert F. Craig owns 100 percent of the outstanding shares of Enmax and currently possesses 13,841,050 shares or 99.5 percent of EnvironMax.com, Inc.. In addition to the transfer of technology to EnvironMax.com, Enmax transferred key personnel, management, equipment, inventory, contracts and intangibles. See
Note 5 of Notes to Financial Statements.

                             PRINCIPAL SHAREHOLDERS

        The following table presents information as to the beneficial ownership of our common shares as of April 1, 2000 by

    - Each shareholder known by us to be the beneficial owner of more than 5% of our common shares;

    -   Each of our directors;

    -   Each executive officer listed in our summary compensation table; and

    -   All directors and executive officers as a group.

        Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Common shares subject to options that are currently exercisable or exercisable within 60 days of April 1, 2000 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

                     SECURITY OWNERSHIP OF BENEFICIAL OWNERS

                         NAME & ADDRESS(3) OF     AMOUNT AND NATURE OF
  TITLE OF CLASS           BENEFICIAL OWNER       BENEFICIAL OWNERSHIP             PERCENT OF CLASS
------------------       --------------------    -----------------------           ----------------
Common Shares             Robert F. Craig              13,841,050 (1)                      99.5%
Common Shares             Fred Nichols                      5,000                           0.0%
Common Shares             Dean Hutchings                    1,500                           0.0%
Common Shares             Ron DeMass                        8,000 (2)                       0.1%

    (1) Includes beneficial ownership of 13,800,000 shares owned by Enmax Corporation and 20,000 shares owned by Genowefa Z. Craig.
    (2) Includes 3,000 shares beneficially owned by Judi Bergslien.
    (3) The address for EnvironMax.com, Inc. is 4190 South Highland Drive, #210, Salt Lake City, Utah 84124.

                        SECURITY OWNERSHIP OF MANAGEMENT

                                                           AMOUNT AND NATURE OF
     TITLE OF CLASS          NAME OF BENEFICIAL OWNER      BENEFICIAL OWNERSHIP     PERCENT OF CLASS
------------------------- ------------------------------- ----------------------- ---------------
Common Shares             Genowefa Z. Craig                      13,841,050 (1)           99.5%
Common Shares             Charles M. Meredith                         5,000               0.0%
Common Shares             Lynn B. Barney                                -0-               0.0%

    (1) Includes beneficial ownership of 13,821,050 shares owned by Robert F. Craig.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

        The Company's Articles of Incorporation limit the personal liability of directors and officers for monetary damages to the maximum extent permitted by Utah law. Under Utah law, such limitations include monetary damages for any action taken or failed to be taken as an officer or director except for (i) amounts representing a financial benefit to which the person is not entitled,
(ii) liability for intentional infliction of harm on the corporation, or its shareholders, (iii) unlawful distributions, or (iv) an intentional violation of criminal law. The Articles of Incorporation also provide that the Company will indemnify its directors and officers against any damages arising from their actions as agents of the Company, and that the Company may similarly indemnify its other employees and agents. The Company is also empowered under its Articles of Incorporation to enter into indemnification agreements with its directors and officers.

        At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification by the Company would be required or permitted. The Company is not aware of any threatened litigation or proceeding which would result in a claim for such indemnification.

                         COMPANY'S PLAN OF DISTRIBUTION


        We propose to offer directly to the general public a minimum of 3,000,000 common shares and a maximum of 7,000,000 common shares at the public offering price set forth on the cover page of this prospectus, as this price is determined by the dutch auction process described below. We will offer and sell the shares on a best-efforts basis through one or more of our officers and employees who will not be separately compensated for these services. We may also retain licensed broker-dealers to sell the common shares on a best-efforts basis, but there are no underwriters involved in this offering. If we should decide to retain broker-dealers to offer our common shares, they will do so by placing offers on our website, and they will be entitled to commissions not to exceed 5% of the gross offering proceeds attributable to shares actually sold by them through the auction.



        The public offering price set forth on the cover page of this prospectus will be based on the results of a dutch auction process. After the effectiveness of the registration statement relating to this offering, prospective investors will be entitled to bid or offer to purchase through the internet. The auction is open for purposes of receiving offers to purchase following the posting of the final prospectus on our website located at www.environmaxipo.com. The offers to purchase on the bids will specify the number of shares the potential investor proposes to purchase and the price the investor is willing to pay for the shares. After an offer to purchase has been confirmed by our escrow agent, American Stock Transfer and Trust Company, it may be modified or withdrawn at any time until the auction is closed. Similarly, new bids may be placed at any time prior to the close of the auction. The principal factor in establishing the initial price the public pays us for the shares will be the price per share, or

              "clearing price," resulting from the auction that equals the lowest price set forth in valid firm bids at which all of the shares in an amount we elect to sell between the 3 million share minimum offering to the 7 million share maximum offering may be sold to potential investors. The clearing price may be equal to or greater than the public offering price set by us, but it will not be lower. The clearing price will determine the allocation of shares to successful bidders. All bids which are below the clearing price will be rejected even if they are higher than the public offering price. If sufficient bids are not received or the clearing price is not equal to or greater than the public offering price for the 3 million share minimum, we will either cancel the offering or file a post-effective amendment and conduct a new auction.

        - A simplified example of the auction process is as follows: Company X offers to sell 1,000,000 shares in its public offering through the dutch auction process, and sets the public offering price at $20. Company X receives offers to purchase, all of which are kept confidential until the auction process ends, as set forth in the following table.

 Number of Shares Requested                                                      Allocated to
         by Bidders               Bid Price           Clearing Price          Successful Bidders
------------------------------ ----------------- --------------------------- --------------------
200,000                        $36               $24                         100%
150,000                        $30               $24                         100%
350,000                        $28               $24                         100%
400,000                        $24               $24                          75%
700,000                        $20                                             0%


        The offers in the above table include offers to purchase 700,000 shares at $28 to $36, leaving 300,000 of the 1,000,000 shares offered still available. 400,000 shares are requested at $24. The 300,000 available shares will be allocated among the 400,000 shares bid for at $24. Thus, $24 is the "clearing" price, and everyone who bids $24 will be able to purchase 75% of the number of shares for which they bid. All of the 1,000,000 shares sold to the public in the offering will be sold at $24 per share. All bids at $20, which was the public offering price, would be rejected.



        We are offering a minimum of 3 million shares, and a maximum of 7 million shares by this auction process. Throughout the bidding process, we examine the number of offers to purchase and the amounts per share of the offers. We will then select the number of shares from our minimum offering of 3 million shares to our maximum offering of 7 million shares to be included in this offering. The following table illustrates a hypothetical bid process for our offering.

Number of Shares Requested                          Aggregate Number of Shares at
       By Bidders                Bid Price             Bid Price and Greater
---------------------------      ---------         ------------------------------
  100,000                           $24                             100,000
  100,000                           $23                             200,000
  150,000                           $22                             350,000
  400,000                           $21                             750,000
  750,000                           $20                           1,500,000
1,500,000                           $19                           3,000,000
2,000,000                           $18                           5,000,000
2,500,000                           $17                           8,500,000


        Using the above hypothetical, we could fix the number of shares offered to the public at 3 million shares with a resulting clearing price at $19 per share for all 3 million shares sold in the offering, at between 3 million and 5 million shares with a resulting clearing price at $18 for all such shares, or at over 5 million shares with a resulting clearing price of $17 per share. We will select the number of shares between the 3 million share minimum and the 7 million share maximum, and thus the resulting clearing price for all the shares in this offering, based on our desire to raise adequate funds to support our maximum shareholder value. We do not know how many offers to purchase will be submitted, or what the prices will be for any offers to purchase. The above hypothetical table is included merely to explain our auction process.


        The auction may remain open for up to 90 days after the effective date of this prospectus, or we may elect to close the auction at any time prior to the 90-day maximum period.


        For a bid to be accepted by us as a valid offer to purchase shares, it must be accompanied by adequate funds in the form of check, cash or wire transfer, payable to American Stock Transfer and Trust Company as escrow agent, to purchase the shares at the price contained in the offer to purchase. The bids, documents evidencing the offers to purchase, and the funds accompanying the bids will be held in escrow by our planned transfer agent, American Stock Transfer and Trust Company or such other transfer agent as we may decide to use. Our transfer agent will hold all funds in escrow until closing of the offering, at which time it will close the escrow and distribute the appropriate number of common shares to successful bidders and distribute to us the offering proceeds. Any excess funds sent with successful offers to purchase, and all funds sent with unsuccessful offers to purchase, will be returned to those persons or entities that had excess or unsuccessful bids.



        We will close the auction on a date within 90 days following the date of this prospectus, based on the rate at which we receive purchase orders for our shares, and the number of shares and price range contained in those purchase orders. The offered shares will be sold by us to investors who have submitted offers to purchase at or in excess of the clearing price, and these investors will be notified by e-mail, telephone, voice mail, facsimile or mail as soon as practicable following the close of the auction that their offers to purchase have been accepted. The number of shares sold to an investor submitting an offer to purchase precisely at the clearing price may be subject to a pro rata reduction. Once the auction is closed, an independent auditor will verify and certify that the auction results are accurate and comply with the mathematical algorithm of the dutch auction process.

        Immediately following the effective date of our registration statement, our prospectus will be posted on our web site, which is located at www.environmaxipo.com. We have been informed that we are among the first issuers to conduct an initial public offering using the dutch auction process. Therefore, we are not able to guarantee that this format of conducting a direct initial public offering will be successful.





        Price and volume volatility in the market for our common shares may result from the somewhat unique nature of the proposed plan of distribution. Price and volume volatility in the market for our common shares after the completion of this offering may adversely affect the market price of our common shares.


        The expenses of this offering include Securities Exchange Commission registration fee, the NASD filing fee, the AMEX American Stock Exchange listing fee, printing expenses, legal fees and expenses, accounting fees and expenses, travel expenses, Blue Sky fees and expenses, transfer agent and registration fees, consultant fees, and other miscellaneous fees. We estimate these fees and expenses will aggregate approximately $500,000, which will be paid entirely by us.



        We intend to contact prospective investors by publicizing the offering through our web site at www.environmaxipo.com, newspapers, magazines and media coverage. All of such publications will invite persons interested in the offering to obtain a copy of the prospectus by contacting us. In addition, we may contact additional potential investors by direct mail solicitation


        Prior to the offering, there has been no public market for our common shares. The initial public offering price for the common shares will be determined by the process described above and does not necessarily bear any direct relationship to our assets, current earnings or book value or to any other established criteria of value, although these factors were considered in establishing the initial public offering price range. Other factors considered in determining the initial public offering price range include:

    -   market conditions;

    -   the industry in which we operate;

    -   an assessment of our management;

    -   our initial operating results;

    -   our business potential; and

    -   other factors deemed relevant.

If securities broker-dealers seek to participate in our distribution by soliciting purchase orders which the broker-dealers place for our shares, and those orders result in them receiving shares in our auction, we may allow those broker-dealers a discount within NASD guidelines. We have not sought any securities broker-dealers to solicit purchase orders for our shares in this auction process, we cannot assure whether or not we will choose to seek participating broker-dealers, and we have made no decision regarding the amount of any discount or if any discounts will be provided.

                            DESCRIPTION OF SECURITIES

        We are authorized to issue 100,000,000 common shares, par value of $0.001 per share, of which 13,907,840 shares are currently issued and outstanding, and held of record by 63 shareholders. There are options to purchase 987,100 of our common shares currently held by our employees. There currently is no public market for our common shares. We are offering a minimum of 3 million and a maximum of 7 million of our common shares to the general public in this offering. Following this offering, the market price of our common shares could decline as a result of the perception that a large number of our common shares could be offered for sale in the market.

COMMON SHARES

        Each common shareholder is entitled to one vote for each common share held on all matters submitted to a vote of shareholders. Cumulative voting for the election of directors is not provided for in our articles of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

        Upon our liquidation, dissolution, or winding up, the assets legally available for distribution to our shareholders, after payment of claims of creditors, are distributable ratably among the holders of our common shares and any participating preferred shares outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred shares. Each outstanding common share is, and all common shares to be outstanding upon completion of this offering will be, fully paid and non-assessable.

        Dividends may be paid on the outstanding common shares, if and when declared by the board of directors, out of legally available funds.

        Holders of our common shares are not entitled to preemptive rights, and our common shares are not subject to conversion or redemption.

PREFERRED SHARES

        The board of directors is authorized, without further shareholder approval, to issue from time to time up to an aggregate of 20,000,000 preferred shares in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designation of series. We have no present plans to issue any preferred shares.

                         SHARES ELIGIBLE FOR FUTURE SALE

RULE 144

        IN GENERAL, UNDER RULE 144 AS CURRENTLY IN EFFECT, BEGINNING 90 DAYS AFTER THE DATE OF THIS PROSPECTUS, A PERSON WHO HAS BENEFICIALLY OWNED COMMON SHARES FOR AT LEAST ONE YEAR WOULD BE ENTITLED TO SELL WITHIN ANY THREE MONTH PERIOD A NUMBER OF SHARES THAT DOES NOT EXCEED THE GREATER OF: 1% OF THE COMMON SHARES THEN OUTSTANDING, WHICH WILL EQUAL BETWEEN 169,000 AND 209,000 SHARES IMMEDIATELY AFTER THIS OFFERING; OR THE AVERAGE WEEKLY TRADING VOLUME OF THE COMMON SHARES ON THE NASDAQ NATIONAL MARKET OR ANY OTHER NATIONAL MARKET ON WHICH THE SHARES ARE TRADED DURING THE FOUR CALENDAR WEEKS PRECEDING THE FILING OF A NOTICE ON FORM 144 FOR THE SALE. SALES UNDER RULE 144 ARE ALSO SUBJECT TO MANNER OF SALE PROVISIONS AND NOTICE REQUIREMENTS AND TO THE AVAILABILITY OF CURRENT PUBLIC INFORMATION ABOUT US.

RULE 144(k)

        UNDER RULE 144(K), A PERSON WHO HAS NOT BEEN AN AFFILIATE, AS THAT TERM IS DEFINED IN RULE 144, AT ANYTIME DURING THE 90 DAYS PRECEDING A SALE, AND WHO HAS BENEFICIALLY OWNED THE SHARES PROPOSED TO BE SOLD FOR AT LEAST TWO YEARS, IS ENTITLED TO SELL THOSE SHARES WITHOUT COMPLYING WITH THE MANNER OF SALE, PUBLIC INFORMATION, VOLUME LIMITATION OR NOTICE PROVISIONS OF RULE 144. THEREFORE, UNLESS OTHERWISE RESTRICTED, SHARES THAT HAVE BEEN HELD BY A NON-AFFILIATE FOR AT LEAST TWO YEARS MAY BE SOLD IN THE OPEN MARKET IMMEDIATELY AFTER THE LOCK UP AGREEMENTS EXPIRE.

RULE 701

        Any employee, officer or director of, or consultant to, us who purchases his shares under a written compensatory plan or contract may be entitled to sell his shares in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, all shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire.

        There are 13,810,000 shares subject to Section 144 of the Securities and Exchange act of 1933. These shares will not be available for sale on the open market until one year following the effective date of this registration statement unless an additional registration statement becomes effective subsequent to the effective date of this registration statement. Additionally, 100,540 shares of stock, in the form of stock options or employee held stock will be available for sale 90 days subsequent to the effective date of this registration statement under rule 701 of the act..

STOCK OPTIONS

        We may file a Form S-8 registration statement under the Securities Act on or immediately after the date of this prospectus to register all common shares covered by outstanding options or reserved for future issuance under the 2000 Equity Incentive Plan. Such registration statement will automatically become effective upon filing. Accordingly, shares covered by that registration statement will thereupon be eligible for sale in the public markets, unless such options are subject to vesting restrictions or the contractual restrictions described above.

                           STOCK TRANSFER AND LISTING

STOCK TRANSFER AGENT

        The planned stock transfer agent for our common shares is American Stock Transfer & Trust Company.

SHAREHOLDER REPORTS

        We furnish our shareholders with annual reports containing audited financial statements and may furnish our shareholders with quarterly or semi-annual reports containing unaudited financial information.

LISTING

        We have applied for quotation on the American Stock Exchange under the symbol "ENVX".

                                  LEGAL MATTERS

        The validity of the common shares offered hereby will be passed upon for us by Parsons Behle & Latimer, a Professional Law Corporation, Salt Lake City, Utah.

                                     EXPERTS

        The financial statements of EnvironMax.com, Inc. included in this prospectus as of February 1, 2000 and EnvironMax (an operating component of Enmax Corporation) included in this prospectus as of December 31, 1998 and 1999 and for the period September 1, 1998 (date operations commenced) to December 31, 1998 and for the year ended December 31, 1999, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

        EnvironMax.com, Inc. has filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits, schedules and amendments filed with the registration statement, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus does not contain all of the information set forth in this registration statement. For further information about EnvironMax.com, Inc. and the common shares to be sold in the offering, please refer to this registration statement. For additional information, please refer to the exhibits that have been filed with our registration statement on Form S-1. You may read and copy all or any portion of the registration statement or any other information EnvironMax.com, Inc. files at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. EnvironMax.com, Inc.'s Securities and Exchange Commission filings, including the registration statement, will also be available to you on the Securities and Exchange Commission's web site (http://www.sec.gov). We intend to furnish our shareholders with annual reports containing audited financial statements by an independent public accounting firm and quarterly reports containing unaudited financial information for the first three quarters of each year.

                          INDEX TO FINANCIAL STATEMENTS

ENVIRONMAX (AN OPERATING COMPONENT OF ENMAX CORPORATION):

Independent Auditors' Report........................................................      F-2

Balance Sheets as of December 31, 1998 and 1999.....................................      F-3

Statements of Income for the period September 1, 1998 (date operations
commenced) to December 31, 1998 and for the year ended December 31, 1999............      F-4

Statements of Cash Flows for the period September 1, 1998 (date operations
commenced) to December 31, 1998 and for the year ended December 31, 1999............      F-5

Notes to Financial Statements.......................................................      F-6

ENVIRONMAX.COM, INC. (A WHOLLY OWNED SUBSIDIARY OF ENMAX CORPORATION):

Independent Auditors' Report.......................................................      F-11

Balance Sheet as of February 1, 2000...............................................      F-12

Notes to Balance Sheet.............................................................      F-13

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Enmax Corporation:

        We have audited the accompanying balance sheets of EnvironMax, an operating component of Enmax Corporation, (the "Company"), as of December 31, 1998 and 1999 and the related statements of income and cash flows for the period September 1, 1998 (date operations commenced) to December 31, 1998 and for the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1999, and the results of its operations and its cash flows for the period September 1, 1998 (date operations commenced) to December 31, 1998 and for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.



/s/ DELOITTE & TOUCHE LLP
-----------------------------------

Salt Lake City, Utah
March 1, 2000

ENVIRONMAX
(AN OPERATING COMPONENT OF ENMAX CORPORATION)

BALANCE SHEETS
DECEMBER 31, 1998 AND 1999
--------------------------------------------------------------------------------

                                                                       1998                     1999
                                                                     ---------                ---------
ASSETS
CURRENT ASSETS:
        Cash                                                         $     300                $     439
        Receivables - trade                                            436,401                  446,793
                                                                     ---------                ---------
                      Total current assets                             436,701                  447,232
                                                                     ---------                ---------
FURNITURE AND EQUIPMENT, at cost:
        Furniture and equipment                                         43,989                   73,358
        Less accumulated depreciation and amortization                  (3,142)                 (13,426)
                                                                     ---------                ---------
                      Furniture and equipment - net                     40,847                   59,932
                                                                     ---------                ---------
OTHER ASSETS                                                             4,357                    4,357
                                                                     ---------                ---------
TOTAL ASSETS                                                         $ 481,905                $ 511,521
                                                                     =========                =========

LIABILITIES AND NET INVESTMENT

CURRENT LIABILITIES:
        Trade accounts payable                                       $      70                $  15,689
        Accrued payroll                                                 46,415                   60,177
        Accrued liabilities                                             16,818                   42,939
        Capital lease obligations, current portion                       6,869                    7,720
                                                                     ---------                ---------
                      Total current liabilities                         70,172                  126,525
CAPITAL LEASE OBLIGATIONS, long-term portion                            37,120                   29,400
                                                                     ---------                ---------
                      Total liabilities                                107,292                  155,925
COMMITMENTS AND CONTINGENCIES (Notes 1, 2, 3, and 5)
NET INVESTMENT IN ENVIRONMAX                                           374,613                  355,596
                                                                     ---------                ---------
TOTAL LIABILITIES AND NET INVESTMENT                                 $ 481,905                $ 511,521
                                                                     =========                =========

See notes to financial statements.

ENVIRONMAX
(AN OPERATING COMPONENT OF ENMAX CORPORATION)

STATEMENTS OF INCOME
FOR THE PERIOD SEPTEMBER 1, 1998 (DATE OPERATIONS COMMENCED) TO DECEMBER 31, 1998 AND FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                         1998                     1999
                                                      ----------               ----------
REVENUES                                              $  745,980               $2,432,192

COST OF REVENUES                                         452,195                1,525,630
                                                      ----------               ----------

GROSS PROFIT                                             293,785                  906,562
                                                      ----------               ----------

EXPENSES:
   Selling, general, and administrative                  259,650                  808,002
   Research and development                                                        75,417
                                                      ----------               ----------

        Total expenses                                   259,650                  883,419
                                                      ----------               ----------

OPERATING INCOME                                          34,135                   23,143

INTEREST EXPENSE                                             856                    4,671
                                                      ----------               ----------

NET INCOME                                            $   33,279               $   18,472
                                                      ==========               ==========

PRO FORMA NET INCOME DATA (UNAUDITED):
   Net income as reported                             $   33,279               $   18,472
   Pro forma income tax provision                         13,312                    7,389
                                                      ----------               ----------

PRO FORMA NET INCOME                                  $   19,967               $   11,083
                                                      ==========               ==========


See notes to financial statements.

ENVIRONMAX
(AN OPERATING COMPONENT OF ENMAX CORPORATION)

STATEMENTS OF CASH FLOWS
FOR THE PERIOD SEPTEMBER 1, 1998 (DATE OPERATIONS COMMENCED) TO
DECEMBER 31, 1998 AND FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                                            1998                     1999
                                                                          ---------                ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                              $  33,279                $  18,472
  Reconcilation to net cash provided by (used in)
    operating activities:
    Depreciation and amortization                                             3,142                   10,284
    Changes in operating assets and liabilities:
      Receivables - trade                                                  (436,401)                 (10,392)
      Other assets                                                           (4,357)                       -
      Trade accounts payable                                                     70                   15,619
      Accrued payroll                                                        46,415                   13,762
      Accrued liabilities
                                                                             16,818                   26,121
                                                                          ---------                ---------
        Net cash provided by (used in) operating activities                (341,034)                  73,866
                                                                          ---------                ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Purchases of furniture and equipment                                                               (29,369)
  Payments on capital lease obligations                                                               (6,869)
  Increase (decrease) in net investment in Environmax                       341,334                  (37,489)
                                                                          ---------                ---------
        Net cash provided by (used in) financing activities                 341,334                  (73,727)
                                                                          ---------                ---------
INCREASE IN CASH                                                                300                      139
CASH, beginning of the year                                                       -                      300
                                                                          ---------                ---------
CASH, end of the year                                                     $     300                $     439
                                                                          =========                =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for interest                                  $     856                $   4,671
                                                                          =========                =========
SUPPLEMENTAL NONCASH FINANCING AND INVESTING ACTIVITIES:
  Furniture and equipment purchased under capital leases                  $  43,989                        -
                                                                          =========                =========


See notes to financial statements.

ENVIRONMAX
(AN OPERATING COMPONENT OF ENMAX CORPORATION)

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD SEPTEMBER 1, 1998 (DATE OPERATIONS COMMENCED) TO DECEMBER 31, 1998 AND FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

1.      DESCRIPTION OF COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

             DESCRIPTION OF COMPANY - Enmax Corporation ("Enmax") is a certified small disadvantaged and minority-owned 8(a) business, providing information technology solutions to the government as well as prime contracts and subcontractors who provide high-tech systems and services to the government. Effective September 1, 1998 (date operations commenced), Enmax was awarded a $1.7 million contract from a United States government agency to provide maintenance and technical support on a hazardous material management system ("HMMS") software program utilized by various government sites. The operations relating to the HMMS contract represent a separate operating component of Enmax, such operations are hereinafter referred to as EnvironMax ("EnvironMax" or the "Company"). In 1999, the Company obtained two additional contracts totaling $1.5 million to provide additional HMMS support services to the various government locations utilizing the HMMS software. All revenues in the accompanying financial statements represent services provided under these HMMS contracts.

             The accompanying financial statements as of December 31, 1998 and 1999 and for the period September 1, 1998 to December 31, 1998 and for the year ended December 31, 1999 represent the "carve-out" of the EnvironMax operations (all of which relate to the HMMS software) from the historical financial statements of Enmax. In this context, no direct ownership relationship existed in the component comprising EnvironMax. Accordingly, a net investment in EnvironMax is shown in lieu of stockholders' equity in the accompanying financial statements for the periods presented. The statements of income exclude the other operations of Enmax that represent different operations than those of EnvironMax. Revenues and cost of revenues relating to HMMS services were tracked separately within Enmax. Allocations of general and administrative expenses have been made primarily based on personnel, revenue, space, direct costs of related activities, or estimates of time spent to provide services. These allocations include amounts for facilities, marketing, general management, professional services, information management, and other miscellaneous services. Management believes that the foregoing allocations were made on a reasonable basis; however, they are not necessarily indicative of the costs that would have been incurred on a stand-alone basis or what may be expected for any future period. Enmax's accounting systems were not designed to track cash receipts and payments and liabilities on a component-specific basis. Accordingly, all cash related transactions are included as part of the net investment in EnvironMax.

             In 1999, management of the Company dedicated research and development resources to the development of a web-based hazardous material management and tracking system software utilizing their understanding and knowledge of the HMMS software. The new software is a web-based, business-to-business internet application service provider
        (ASP) software that has the functionality of the existing HMMS software that is accessible through the internet. Effective February 1, 2000, EnvironMax.com, Inc. was incorporated as a wholly owned subsidiary of Enmax (see Note 5) to further develop and market the new web-based software product to government and commercial entities with environmental compliance and reporting requirements.

             BASIS OF PRESENTATION - As discussed above, the accompanying financial statements present, on a historical cost basis, the assets, liabilities, revenues, and expenses related to EnvironMax, an operating component of Enmax.

             USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

             FURNITURE AND EQUIPMENT - Furniture and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets (3 to 10 years). Equipment leased under capital leases is amortized over the lesser of its useful life or the lease term.

             OTHER ASSETS - Other assets consist of a deposit made on a capital lease entered into by the Company.

             REVENUE RECOGNITION - Maintenance and technical support revenues under the HMMS contracts are recognized as the services are performed based on hours incurred.

             RESEARCH AND DEVELOPMENT - Research and development costs are expensed as incurred.

             INCOME TAXES - Enmax is not subject to income tax as it is an S corporation and taxes are paid by the respective stockholder. Accordingly, no provision for federal and state income taxes is recorded in the accompanying financial statements. The pro forma income tax provision is based on a 40% effective tax rate that the Company believes would have been incurred had Enmax not been an S corporation for income tax purposes. The effective rate is comprised of a 34 percent federal statutory rate plus an effective state tax rate net of federal benefit of six percent. If the Company converted to a C corporation as of December 31, 1999, it would not have recorded any significant deferred tax assets or liabilities.

             EARNINGS PER SHARE - Earnings per share have been omitted from the accompanying statements of income as there is no direct ownership relationship in the EnvironMax component and such information is not meaningful.

             CAPITALIZED SOFTWARE DEVELOPMENT COSTS - The Company has not capitalized any software development costs to date in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Capitalization of software development costs begins upon the establishment of technological feasibility of the product. After technological feasibility is established, material software development costs are capitalized. The capitalized cost is then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater.

             IMPAIRMENT OF LONG-LIVED ASSETS - The Company evaluates the carrying value of long-term assets based upon current and anticipated undiscounted cash flows, and recognizes an impairment when such estimated cash flows will be less than the carrying value of the asset. Measurement of the amount of impairment, if any, is based upon the difference between carrying value and fair value.

             RISKS AND CONCENTRATION - During the period September 1, 1998 to December 31, 1998 and the year ended December 31, 1999, the Company's revenues were derived from United States government contracts. At December 31, 1999, the Company has one significant contract outstanding with the United States government for approximately $2,205,000 in fees which expires in May 2000. Remaining amounts under the contract at December 31, 1999 are approximately $935,000. The Company is financially dependent on the significant government contract and there can be no assurance that a new HMMS maintenance contract will be extended to the Company by the government upon its expiration. Receivables due at December 31, 1998 and 1999 of $436,401 and $446,793, respectively, are due from the United States government.

             Financial instruments that potentially subject the Company to a concentration of credit risk, consist principally of trade accounts receivable due from the United States government. Historically, the Company has not experienced significant losses related to such receivables.

             FAIR VALUE OF FINANCIAL INSTRUMENTS - Financial instruments held or used by the Company include accounts receivable, accounts payable, and capital lease obligations. The fair values of these instruments, which could change if market conditions change, are based on management's estimates. Management believes that the carrying value of these instruments approximates their fair values.

             RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS - In June 1998, the Financial Accounting Standards Board, ("FASB"), issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. Generally, it requires that an entity recognize all derivatives as either an asset or liability and measure those instruments at fair value, as well as identify the conditions for which a derivative may be specifically designed as a hedge. SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000. The Company does not currently engage or plan to engage in any derivative or hedging activities. The adoption of SFAS No. 133 is not expected to have a material impact on the Company's financial statements.

2.      LINE OF CREDIT

             Enmax has a $2 million revolving line of credit (increased to $5 million subsequent to year end) with a bank to fund working capital needs, which also includes the working capital needs of the EnvironMax component. Because the Enmax accounting system does not track cash receipts and payments on a component operations-specific basis, no debt or related interest expense was allocated to the EnvironMax operations.

3.      LEASES

             The Company leases certain furniture and equipment under capital leases. It also leases its office facilities under long-term operating leases. Rent expense under long-term operating leases for the period September 1, 1998 to December 31, 1998 and for the year ended December 31, 1999 was approximately $22,000 and $52,000, respectively. The gross book value of furniture and equipment under capital leases totaled approximately $44,000 as of December 31, 1998 and 1999.

             Future minimum lease payments under these lease agreements are as follows as of December 31, 1999:

                                                                    CAPITAL                OPERATING
                                                                    --------               ---------
        Year ending December 31:
          2000                                                      $ 11,676                $ 53,199
          2001                                                        11,676                  41,271
          2002                                                        11,676                   2,058
          2003                                                        11,676                   1,200
                                                                    --------                --------
        Total                                                         46,704                $ 97,728
                                                                                            ========
        Less amount representing interest                             (9,584)
        Less current portion                                          (7,720)
                                                                    --------

        Capital leases obligations, long-term portion               $ 29,400
                                                                    ========

4.      NET INVESTMENT IN ENVIRONMAX

             Enmax funds the working capital requirements of the Company based upon a centralized cash management system. The net investment in EnvironMax includes accumulated equity as well as any working capital funding requirements to/from Enmax.

             The net investment in EnvironMax is comprised of the following for the period September 1, 1998 to December 31, 1998 and for the year ended December 31, 1999:

BALANCE, SEPTEMBER 1, 1998                  None

Net income                               $  33,279
Other capital transactions                 341,334
                                         ---------

BALANCE, DECEMBER 31, 1998                 374,613

Net income                                  18,472
Other capital transactions                 (37,489)
                                         ---------

BALANCE, DECEMBER 31, 1999               $ 355,596
                                         =========

5.      SUBSEQUENT EVENT

             On February 1, 2000, EnvironMax.com, as a successor to EnvironMax, was incorporated as a wholly owned subsidiary of Enmax. Effective March 1, 2000, all employees of the Company which provided services on the government HMMS contracts and research on the new web-based HMMS software were transferred to EnvironMax.com. As the United States government contracts are not assignable, EnvironMax.com will continue to team with Enmax to provide services under these contracts. Enmax will pay EnvironMax.com an established rate, under an agreed-upon fee schedule, for services performed on the existing HMMS contracts. Certain net assets relating to the Company were also transferred to EnvironMax.com at historical cost.

                                     ******

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholder of EnvironMax.com, Inc.:

        We have audited the accompanying balance sheet of EnvironMax.com, Inc. (the "Company") (a wholly owned subsidiary of Enmax Corporation) as of February 1, 2000 (date of incorporation). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

        In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company as of February 1, 2000 in conformity with accounting principles generally accepted in the United States of America.



/s/ DELOITTE & TOUCHE LLP
-----------------------------------

Salt Lake City, Utah
April 4, 2000

ENVIRONMAX.COM, INC.
(A WHOLLY OWNED SUBSIDIARY OF ENMAX CORPORATION)

BALANCE SHEET
FEBRUARY 1, 2000 (DATE OF INCORPORATION)
--------------------------------------------------------------------------------

ASSETS

CASH                                                                            $1,000
                                                                                ------

TOTAL ASSETS                                                                    $1,000
                                                                                ======

COMMITMENTS AND CONTINGENCIES (Note 3)

STOCKHOLDER'S EQUITY

COMMON STOCK - $0.001 par value; 100,000,000 shares authorized;
100,000 shares issued and outstanding                                             $100

PREFERRED STOCK - $0.001 par value; 20,000,000 shares authorized;
no shares issued and outstanding                                                    --

ADDITIONAL PAID-IN CAPITAL                                                         900
                                                                                ------
TOTAL STOCKHOLDER'S EQUITY                                                      $1,000
                                                                                ======

See notes to balance sheet.

ENVIRONMAX.COM, INC.
(A WHOLLY OWNED SUBSIDIARY OF ENMAX CORPORATION)

NOTES TO BALANCE SHEET
AS OF FEBRUARY 1, 2000 (DATE OF INCORPORATION)
--------------------------------------------------------------------------------

1.      BACKGROUND AND COMPANY DESCRIPTION

BACKGROUND - Enmax Corporation ("Enmax") is a certified small disadvantaged and minority-owned 8(a) business, providing information technology solutions to the government as well as prime contracts and subcontractors who provide high-tech systems and services to the government. Effective September 1, 1998 (date operations commenced), Enmax was awarded a $1.7 million contract from a United States government agency to provide maintenance and technical support on a hazardous material management system ("HMMS") software program utilized by various government sites. The operations relating to the HMMS contract represent a separate operating component of Enmax. In 1999, the Company obtained two additional contracts totaling $1.5 million to provide additional HMMS support services to the various government locations utilizing the HMMS software.

In 1999, Enmax dedicated research and development resources to the development of a web-based hazardous material management and tracking system software utilizing their understanding and knowledge of the HMMS software. The new software is a web-based, business-to-business internet application service provider (IASP) software that has the functionality of the existing HMMS software that is accessible through the internet. Effective February 1, 2000, EnvironMax.com, Inc. ("EnvironMax.com"), a wholly owned subsidiary of Enmax, was incorporated as a C corporation in the State of Utah to further develop and market the new web-based software product.

DESCRIPTION OF COMPANY - The accompanying balance sheet includes the accounts of EnvironMax.com (the "Company"), a wholly owned subsidiary of Enmax. EnvironMax.com is a developer and distributor of web-based, business-to-business information technology services and products to government and commercial enterprises that have environmental compliance and reporting requirements. The Company also manages certain hazardous material management system (HMMS) software program contracts of the United States government on behalf of Enmax under a teaming agreement. The Company was initially funded on February 1, 2000.

2.      SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.      SUBSEQUENT EVENTS

Effective March 1, 2000, all employees of Enmax, which provided services on the government HMMS contracts and research on the new web-based HMMS software, were transferred to the Company. As the contracts are not assignable, the Company will continue to team with Enmax to provide services under these contracts. Enmax will pay the Company an established rate, under an agreed-upon fee schedule, for services performed on the existing HMMS contracts.

On March 7, 2000, the Company issued 97,840 shares of its common stock to certain employees for $0.01 per share. Between 70% and 100% of the shares granted to employees are subject to repurchase by the Company should any employee terminate or not execute employee and other ancillary agreements. The Company's rights of repurchase expire on the earlier of one year from the date of grant or the date of a public offering of the Company's securities. The difference between the fair value of the stock at the grant date and the exercise price of the options subject to repurchase will be recognized as compensation expense in the Company's statements of operations over the period that the repurchase rights expire. The difference between the fair value of the stock at the grant date and the exercise price of the options vested upon grant was immediately expensed in the Company's statements of operations. Fair value at the grant date was deemed to be $10 per share based on actual cash transactions with unrelated parties.

On March 15, 2000, certain net assets consisting of property and equipment, software and licenses related to the predecessor operations of the Company were also transferred to the Company at historical cost for 13,700,000 shares of the Company's common stock. In addition, on March 15, 2000 the Company issued to an unrelated third party 10,000 shares of common stock for cash at $10.00 per share.

On March 15, 2000, the EnvironMax.com, Inc. 2000 Incentive Plan ("Plan") was adopted by the Company's board of directors. The Plan has authorized the grant of options up to 2,210,000 shares to selected officers, directors, or employees of the Company and selected non-employee agents, advisors, and independent contractors. The Plan allows for the grant of incentive and nonqualified stock options, common stock, stock appreciation rights, and cash bonuses. The Company granted 889,100 options to employees of the Company on March 20, 2000 with an exercise price of $10.00 per share. An additional 98,000 options were granted to employees of the Company from March 21, 2000 through April 1, 2000 at $10.00 per share.


                                     ******

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Shares being registered. All the amounts shown are estimates except for the registration fee.


  Securities and Exchange Commission
       Registration Fee                           $ 29,400
  NASD Filing Fee                                    7,000
  National Market Listing Fee                        5,000
  Printing and Engraving and Expenses                5,000
  Legal Fees and Expenses                          125,000
  Accounting Fees and Expenses                      50,000
  Transfer Agent and Registrar Fees and
  Expenses                                          35,000
  Web Site Licensing Fee                           100,000
  Web Site Promotional Fees                        140,000
  Miscellaneous                                      3,600
                                                  --------
       Total                                      $500,000
                                                  ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The Company's Articles of Incorporation limit the personal liability of directors and officers for monetary damages to the maximum extent permitted by Utah law. Under Utah law, such limitations include monetary damages for any action taken or failed to be taken as an officer or director except for (i) amounts representing a financial benefit to which the person is not entitled,
(ii) liability for intentional infliction of harm on the Corporation or its shareholders, (iii) unlawful distributions, or (iv) an intentional violation of criminal law. The Articles of Incorporation also provide that the Company will indemnify its directors and officers against any damages arising from their actions as agents of the Company, and that the Company may similarly indemnify its other employees and agents. The Company is also empowered under its Articles of Incorporation to enter into indemnification agreements with its directors and officers.

        The Company's Bylaws provide that, to the full extent permitted by the Company's Articles of Incorporation and the Utah Revised Business Corporation Act, the Company will indemnify (and advance expenses to) the Company's officers, directors and employees in connection with any action, suit or proceeding (civil or criminal) to which those persons are made party by reason of their being a director, officer or employee). Any such indemnification will be in addition to the advancement of expenses.

        The terms of the Company's Equity Incentive Plan provide that, to the fullest extent permitted by the Company's Articles of Incorporation and Bylaws and by Utah law, no member of the committee which administers the plan will be liable for any action or omission taken with respect to the plan or any options issued thereunder. The Plan also provides that no member of the Board of Directors will be liable for any action or determination made in good faith with respect to the Plan or any option granted thereunder.

        There is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

        (i) On February 1, 2000, we issued to EnMax Corporation 100,000 common shares in exchange for $1,000.

        (ii) On March 7, 2000, we issued to employees of EnvironMax.com, Inc. and EnMax Corporation 97,840 common shares of common stock in exchange for $978.40.

        (iii) On March 15, 2000, we issued to EnMax Corporation 13,700,000 common shares in exchange for property and intellectual property rights.

        (iv) On March 15, 1999, we issued and sold 10,000 common shares to Rand & Jones at a purchase price of $10.00 per share.

        (v) From March 20, 2000 through April 1, 2000, we granted options to purchase an aggregate of 987,100 common shares under our 2000 Equity Incentive Plan with a weighted average exercise price of $10.00.

        No underwriters were involved in the foregoing sales of securities. Except as noted such sales were deemed to be exempt under the Securities Act in reliance upon Section 4(2) thereof relative to sales by an issuer not involving any public offering, or, in the case of options to purchase common stock, Rule 701 under the Securities Act. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

        (a)   Exhibits

3.1**   (i) Articles of Incorporation of EnvironMax.com, Inc.

        (ii)  By-laws of EnvironMax.com, Inc.

4.1**   Shareholders Equity Incentive Plan, dated

5.1*    Opinion regarding legality of the offering

10.1*   USAF Cooperative Research and Development Agreement Between Logistics
        Information Division and EnvironMax.com, Inc.

10.2+** Assignment Agreement

10.3+** License Agreement

10.4**  Bill of Sale

10.5**  Teaming Agreement

23.1**  Independent auditors' consent

23.2**  Consent of counsel

27**    Financial data schedule


 *   To be filed by amendment

**   Previously filed

 + Application has been made to the Commission to seek confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested will be filed by amendment.

ITEM 17. UNDERTAKINGS

        The undersigned Registrant hereby undertakes that:

        (1) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (3) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (4) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


              Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Salt Lake City, State of Utah on the 19th day of May, 2000.


                                       ENVIRONMAX.COM, INC.

                                       By: /s/ Robert F. Craig
                                          ------------------------------------
                                          Robert F. Craig
                                          Chairman and
                                          Chief Executive Officer

                                POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert F. Craig and Dean E. Hutchings, and each of them, his attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully as to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may do or cause to be done by virtue hereof.

        PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


/s/ Robert F. Craig                          Chairman and Chief Executive        May 19, 2000
---------------------------------------      Officer
Robert F. Craig

/s/ Fred Nichols                             President and Director              May 19, 2000
---------------------------------------
Fred Nichols

/s/ Dean Hutchings                           Chief Financial Officer             May 19, 2000
---------------------------------------
Dean Hutchings

/s/ Charles M. Meredith                      Director                            May 19, 2000
---------------------------------------
Charles M. Meredith

/s/ Lynn B. Barney                           Director                            May 19, 2000
---------------------------------------
Lynn B. Barney

                                 EXHIBIT INDEX

3.1**           (i) Articles of Incorporation of EnvironMax.com, Inc.

                (ii)  By-laws of EnvironMax.com, Inc.

4.1**           Shareholders Equity Incentive Plan, dated March 15, 2000

5.1*            Opinion regarding legality of the offering

10.1*           USAF Cooperative Research and Development Agreement Between Logistics
                Information Division and EnvironMax.com, Inc.

10.2+**         Assignment Agreement

10.3+**         License Agreement

10.4**          Bill of Sale

10.5**          Teaming Agreement

23.1**          Independent auditors' consent

23.2**          Consent of counsel

27**            Financial data schedule


 *   To be filed by amendment

**   Previously filed

 + Application has been made to the Commission to seek confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested will be filed by amendment.